Notice of
Annual Meeting of Stockholders

May 19, 2016; 9:00 a.m.

CVS Health Corporation
Customer Support Center
One CVS Drive
Woonsocket, Rhode Island 02895



♥CVSHealth



Message from our Chairman and our Chief Executive Officer

David Dorman
Larry Merlo

Dear Fellow Stockholders:

CVS Health enjoyed a successful 2015 that was highlighted by excellent performance across our enterprise and two key acquisitions that support our strategy for growth in an evolving health care market. That strategy is focused on creating superior value for patients, payors, and providers through an unmatched suite of integrated assets.

We are truly a one-of-a-kind company that helps patients get the care they need through the channel that works best for them. Products such as Maintenance Choice®, Specialty Connect™, and Pharmacy Advisor® remain unmatched in the marketplace. In specialty, we have unparalleled capabilities to holistically manage patients, provide clinical support, and drive superior outcomes.

From our nationwide retail footprint to our leading pharmacy benefits management (PBM) and specialty businesses, and now our leading presence in long-term pharmacy care, we have forged a competitive advantage that is helping us benefit from a broad range of market trends. We broadened our reach in 2015 with the acquisition of Omnicare, the nation's leading provider of pharmacy services to the long-term care market. We also grew our core pharmacy business with the purchase of more than 1,670 pharmacies and nearly 80 retail clinics from Target Corporation, which expanded our pharmacy count by 20 percent and our number of clinics by 8 percent. Both acquisitions represent efficient strategic uses of our capital that will help drive long-term growth.

Importantly, we maintained our focus on the three pillars that we consider essential to maximizing stockholder value: driving productive, long-term growth; generating significant free cash flow; and optimizing capital allocation. We delivered solid year-over-year growth in revenues, operating profit and earnings per share, and returned more than $6 billion to stockholders through dividends and share repurchases.

As a pharmacy innovation company, we are working every day to provide people with high quality pharmacy and basic health care services, and to make these services accessible and affordable. Our corporate social responsibility roadmap, Prescription for a Better World, aligns with our purpose of helping people on their path to better health and extends to our sustainable business operations, workplace, supply chain and communities.

In addition to engaging with our communities, we seek to engage proactively with our stockholders to ensure that we understand your needs. We believe that accountability to our stockholders is a mark of good governance, and we pride ourselves on strong corporate governance practices. As a result of conversations with many of you last year, we redesigned our long-term incentive plan payout and adopted a proxy access by-law. You'll find the details within this proxy statement, and we certainly welcome your feedback.

Our 2016 Annual Meeting of Stockholders will be held on Thursday, May 19, 2016, at 9:00 a.m., at the CVS Health Customer Support Center located at One CVS Drive in Woonsocket, Rhode Island. We invite you to attend, and ask you to please vote at your earliest convenience, whether or not you plan to attend. Your vote is important.

We remain confident that our leadership across the pharmacy spectrum will allow us to continue to drive superior value for our health care partners and our shareholders. Thank you for investing in CVS Health.

Sincerely,



David W. Dorman
Chairman of the Board

Larry J. Merlo
President and Chief Executive Officer

Table of Contents

Notice of Annual Meeting of Stockholders

Date and Time
May 19, 2016, 9:00 A.M. EDT

Place
CVS Health Corporation
Customer Support Center
One CVS Drive
Woonsocket, Rhode Island 02895

Items to be Voted

- Elect 11 directors named in this proxy statement;

- Ratify the appointment of Ernst & Young LLP ("Ernst & Young") as the Company's independent registered public accounting firm for fiscal 2016;

- Act, by non-binding vote, to approve the Company's executive compensation as disclosed in this proxy statement;

- Act on two stockholder proposals, if properly presented; and

- Conduct any other business properly brought before the Meeting.

Eligibility to Vote
Stockholders of record at the close of business on March 24, 2016 may vote at the Meeting.

By Order of the Board of Directors,

Colleen M. McIntosh

Colleen M. McIntosh
Senior Vice President & Corporate Secretary

How to Vote
Your vote is important to the future of CVS Health. You are eligible to vote if you were a stockholder of record at the close of business on March 24, 2016. Even if you plan to attend the meeting, please vote as soon as possible using one of the following methods. In all cases, you should have your proxy card in hand:



Use the Internet
www.proxyvote.com



Use a Mobile Device
Scan this QR Code



Call Toll-Free
1-800-690-6903



Mail Your Proxy Card
Follow the instructions on your voting form

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting to Be Held on May 19, 2016:

The proxy statement and annual report to security holders are available at **www.cvshealthannualmeeting.com** and at **www.proxyvote.com/cvs.**

Your vote is important.

Whether or not you plan to attend the Annual Meeting, please vote your shares. In addition to voting in person or by mail, stockholders of record have the option of voting by telephone or via the Internet. If your shares are held in the name of a bank, broker or other holder of record (i.e., in "street name"), please read your voting instructions to see which of these options are available to you. Even if you are attending the Annual Meeting in person, we encourage you to vote in advance by mail, phone or Internet.

We began mailing this proxy statement and the enclosed proxy card on or about April 8, 2016 to all stockholders entitled to vote. Our 2015 Annual Report, which includes our financial statements, is being sent with this proxy statement.

 

Proxy Statement Highlights

This summary highlights selected information in this Proxy Statement – please review the entire document before voting.

All of our Annual Meeting materials are available in one place at www.cvshealthannualmeeting.com. There, you can download electronic copies of our Annual Report and Proxy Statement, and use the link to vote.

ITEM 1

Election of 11 directors named in this proxy statement

- Our nominees are seasoned leaders who bring a mix of skills and qualifications to the Board

See page 11 for further information

The Board of Directors unanimously recommends a vote FOR each director nominee

The CVS Health Board

You are asked to vote on the election of the following 11 director nominees to serve on the Board of CVS Health. All directors are elected by a majority of votes cast.

NAME, PRIMARY OCCUPATION	AGE	DIRECTOR SINCE	INDEPENDENT	OTHER PUBLIC COMPANY BOARDS	CVS HEALTH COMMITTEES*				
					A	MP&D	N&CG	PS&CQ	E
Richard M. Bracken *Chairman and CEO of HCA Holdings, Inc. (Retired)*	63	2015	YES	None			●	●	
C. David Brown II *Chairman of Broad and Cassel*	64	2007	YES	2		●	●		●
Alecia A. DeCoudreaux *President of Mills College*	61	2015	YES	None	●			●	
Nancy-Ann M. DeParle *Co-Founding Partner of Consonance Capital Partners, LLC*	59	2013	YES	1	●			●	
David W. Dorman *Chairman of the Board of CVS Health Corporation, Founding Partner of Centerview Capital Technology Fund*	62	2006	YES	2		●	●		●
Anne M. Finucane *Vice Chairman of Bank of America Corporation*	63	2011	YES	None		●	●		
Larry J. Merlo *President and CEO of CVS Health Corporation*	60	2010	NO	None					●
Jean-Pierre Millon *President and CEO of PCS Health Systems, Inc. (Retired)*	65	2007	YES	None	●			●	
Richard J. Swift *Chairman of the Board, President and CEO of Foster Wheeler Ltd. (Retired)*	71	2006	YES	4	●				●
William C. Weldon *Chairman of the Board and CEO of Johnson & Johnson (Retired)*	67	2013	YES	2		●	●		
Tony L. White *Chairman of the Board, President and CEO of Applied Biosystems, Inc. (Retired)*	69	2011	YES	2		●		●	

●: Committee Chair

A: Audit

MP&D: Management Planning & Development

N&CG: Nominating & Corporate Governance

PS&CQ: Patient Safety & Clinical Quality

E: Executive

* Please note that the above chart shows committee membership as of our mailing date, April 8, 2016. Committee membership changed effective March 1, 2016 with the formation of our new Board committee. See pages 22-29 for details.

 

The CVS Health Board



| Richard Bracken | Nancy-Ann DeParle | Richard Swift | Alicia DeCoudreaux | Jean-Pierre Millon | Larry Merlo | David Dorman | Tony White | William Weldon | Anne Finucane | David Brown |

Director Independence



Independent: 10   **Not Independent: 1**

10 CVS Health Directors, including our Chairman, are independent of management.

Director Gender



Female: 3   **Male: 8**

Director Tenure



0-3 Years: 4   **4-7 Years: 3**   **>7 Years: 4**

Our director nominees bring a balance of experience and fresh perspective to our boardroom. The average tenure of CVS Health directors is under six years.

Director Skills and Experience

Our director nominees possess relevant experience, skills and qualifications that contribute to a well-functioning Board to effectively oversee the Company's strategy and management. Areas of director expertise include:



Business Development and Corporate Transactions

Corporate Governance

Health Care and Regulated Industries

Legal and Regulatory Compliance

Risk Management

International Business Operations

Consumer Products and Services

Finance

Leadership

Public Policy and Government Affairs

Technology and Innovation

For more information about our director nominees, please refer to pages 11-16 of this proxy statement.

Board Developments and Highlights

The CVS Health Board continues to evaluate our governance arrangements to ensure that the right mix of individuals are present in our boardroom, to best serve the stockholders we represent by ensuring effective oversight of our strategy and management.

			FURTHER INFORMATION
2015-2016 Board Developments	•	Formation of a new Committee focused on patient safety and clinical quality	page 28
	•	Adoption of a proxy access by-law	page 22
Board Communication	•	Our Board supports our stockholder outreach program and has responded to stockholder input with changes in our compensation program and other areas	pages 9, 20, 33, 37
	•	CVS Health directors welcome communications from our stockholders and other interested parties	page 20
Director Alignment with Stockholder Interests	•	At least 75% of our directors' annual retainer mix is paid in shares of CVS Health common stock	page 29
	•	Directors must own at least 10,000 shares of CVS Health common stock	page 68
	•	All directors had over 75% meeting attendance	page 29

Corporate Governance Highlights

The Board of CVS Health is committed to maintaining the highest standards of corporate governance, and has established a strong and effective framework by which the Company is governed and reviewed. Highlights include:

			FURTHER INFORMATION
2015-2016 Corporate Governance Development	•	In January 2016 we adopted a proxy access by-law, allowing holders of at least 3% of our stock for a period of three years the right to nominate candidates for up to 20% of board seats, with a minimum of two seats	page 22
Stockholder Rights	•	Annual election of all directors, annual "Say on Pay" vote	pages 11, 33
	•	Stockholder outreach program	pages 9, 20, 33, 37
	•	Majority voting in director elections	page 17
	•	Right to act by written consent and to call special meetings	page 20
Committees	•	We have historically had four Board Committees: Audit, Management Planning and Development, Nominating and Corporate Governance and Executive	page 22
	•	In March 2016 the Board formed a new Committee, the Patient Safety and Clinical Quality Committee, focused on the quality of pharmacy and medical care being delivered by the Company	page 28
	•	All members of Audit, Management Planning and Development, Nominating and Corporate Governance, and Patient Safety and Clinical Quality Committees are independent of management	pages 22-29
Board Oversight of Risk	•	Full Board and individual Committee focus on understanding Company risks	page 20
	•	Annually, the Audit Committee reviews our policies and practices with respect to risk assessment and risk management, including discussing with management our major risks and the steps that have been taken to monitor and mitigate such risks	pages 23-24
	•	Our independent Chairman and our Chief Executive Officer ("CEO") are focused on the Company's risk management efforts and ensure that risk matters are appropriately brought to the Board and/or its Committees for review	pages 20, 22

For more information on corporate governance at CVS Health, please refer to pages 11-30 of this proxy statement and to our website at http://investors.cvshealth.com/corporate-governance.

ITEM 2

Ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for fiscal 2016

- Based on its recent evaluation, our Audit Committee believes that the retention of Ernst & Young is in the best interests of the Company and its stockholders

See page 31 for further information

The Board of Directors unanimously recommends a vote FOR this proposal

ITEM 3

Approve, on a non-binding basis, the Company's executive compensation as disclosed in this proxy statement

- Our executive compensation program reflects our unwavering commitment to paying for performance and reflects feedback received from stockholder outreach

See page 33 for further information

The Board of Directors unanimously recommends a vote FOR this proposal

Performance Highlights

For CVS Health, 2015 was a successful year. Here are some highlights:

Net Revenues ($ billions)
1 year growth of 10.0%



Operating Profit ($ billions)
1 year growth of 7.4%



Diluted Earnings Per Share from Continuing Operations ($)
1 year growth of 16.8%



Total Shareholder Return (TSR) (%)
Outperformed S&P 500 in all three periods



Annual Cash Dividends ($ per share)
1 year increase of 27.3%



For more information on our financial performance, please refer to page 35 of this proxy statement and to our Annual Report available at www.cvshealthannualmeeting.com.

 

Compensation Highlights

Leading Practices in Compensation Programs

Our pay practices align with our core compensation principles and facilitate our implementation of those principles. They also demonstrate our commitment to sound compensation and governance practices.

Our executive compensation program motivates executive officers to take personal responsibility for the performance of CVS Health	✔ Core Executive Compensation Principles Designed to Promote Company Growth ✔ Performance Measures Aligned with Stockholder Interests ✔ Majority of the Total Compensation Opportunity is Performance-Based ✔ LTIP Awards Settled in Stock that is Subject to Retention Requirement (Holding Period) ✔ Stock Ownership Guidelines
We apply leading executive compensation practices	✔ No Excise Tax Gross-Ups ✔ No Option Repricing ✔ No Recycling of Shares ✔ Recoupment Policy ✔ Broad Anti-Pledging and Hedging Policies ✔ Executive Severance Policy ✔ Limited Perquisites and Personal Benefits ✔ SERP Closed to New Participants ✔ Double Trigger Vesting of Equity Awards ✔ Board Committee Oversight of Comprehensive Annual Compensation Program Risk Assessment

Stockholder Outreach - Compensation and Governance Actions

In 2015, following the redesign of our proxy statement and enhanced disclosure regarding our prohibition on tax gross-ups, the modification of our peer group, and amendments of our stock option grant policy to explicitly prohibit the re-pricing of stock options without stockholder approval, we received a high level of stockholder support for our executive compensation program, with a 94% vote in favor of our program. During the fall of 2015, we reached out to our 50 largest stockholders, holders of approximately 50% of our outstanding common stock in the aggregate, and offered to discuss our compensation programs, corporate governance and any other matters of interest. We had discussions with several stockholders and all were generally pleased with our business results and the link between performance and the compensation earned by key executives. During those discussions, however, we heard several themes that caused us to take action:

WHAT WE HEARD	WHAT WE HAVE DONE IN RESPONSE	INTENDED OUTCOME	WHEN EFFECTIVE
You deliver a portion of performance-based long-term incentives in cash; the Company should consider settling future LTIP awards fully in common stock	➡ Shift to 100% common stock-settled awards starting with the 2016-2018 LTIP cycle	➡ Brings our practices into better alignment with the marketplace	2016 awards vesting in 2018; outstanding awards vesting in 2016 and 2017 will continue to be paid in equal amounts of cash and common stock
The Company should consider increasing the portion of long-term incentive pay that is based on awards considered to be performance-based	➡ Rebalanced the CEO's long-term incentive mix at target to be evenly split between performance-based LTIP and time-based RSU and stock option awards, versus current mix of 60% time-based and 40% performance-based	➡ Increases the portion of the CEO's compensation that is considered to be performance-based	2016
Proxy access is a right that is important to stockholders	➡ Adopted a proxy access by-law	➡ Provides stockholders the right to nominate candidates for election to our Board and have their nominees included in our proxy statement	2016

Our 2015 Executive Pay

The following shows the breakdown of reported 2015 compensation for our CEO and our other named executive officers, or NEOs.



CEO

Long-Term 73%
Performance Aligned 89%
Other 4%
Base Salary 7%
Annual Incentive Awards 16%
LTIP 38%
RSUs and Options 35%

All Other NEOs

Long-Term 61%
Performance Aligned 83%
Other 4%
Base Salary 13%
LTIP 35%
Annual Incentive Awards 22%
RSUs and Options 26%

For more information on our executive compensation practices, please refer to Compensation Discussion and Analysis, beginning on page 35 of this proxy statement.

ITEMS 4-5

Stockholder proposals

- See the Board's statement of opposition AGAINST both stockholder proposals

 See pages 64-67 for further information

The Board of Directors unanimously recommends a vote AGAINST both stockholder proposals



Corporate Governance and Related Matters

ITEM 1: ELECTION OF DIRECTORS

Our Board of Directors has nominated 11 directors for election at the Annual Meeting. Each nominee is currently serving as one of our directors. If you re-elect them, they will hold office until the next annual meeting.

In recognition of the fact that the selection of qualified directors is complex and crucial to the long-term success of the Company, the Nominating and Corporate Governance Committee (for purposes of this Item 1, the "Committee") has established guidelines for the identification and evaluation of candidates for membership on the Company's Board of Directors (the "Board"). Those guidelines are included in this proxy statement on page 18. When considering current directors for re-nomination to the Board, the Committee takes into account the performance of each director, which is part of the Committee's annual Board evaluation process. That process consists of individual interviews of each director by our General Counsel, followed by a report summarizing his findings. The Committee then recommends actions for the Board to consider and adopt as it sees fit. The Committee also reviews the composition of the Board in light of the current challenges and needs of the Board and the Company, and determines whether it may be appropriate to add or remove individuals after considering, among other things, the need for audit committee expertise and issues of independence, diversity, judgment, character, reputation, age, skills, background and experience. The Committee believes that the Board, as currently constituted, is well-balanced and that it fully and effectively addresses the Company's needs. All of our nominees are seasoned leaders, the majority of whom are or were chief executive officers or other senior executives, who bring to the Board skills and qualifications gained during their tenure at a vast array of public companies, private companies, non-profits and other organizations. We have indicated below for each nominee certain of the experience, qualifications, attributes or skills that led the Committee and the Board to conclude that the nominee should continue to serve as a director.

Biographies of our Board Nominees



Independent Director
Age 63
Director since
January 2015

CVS Health Board Committees Audit (March 2015 through February 2016); Patient Safety and Clinical Quality (Chair)(beginning March 2016); Nominating and Corporate Governance (beginning March 2016)
Other Public Boards None

Richard M. Bracken
Chairman and CEO of HCA, Inc. and HCA Holdings, Inc. (Retired)

Director Qualification Highlights
- Leadership – Former CEO
- Business Operations; Consumer Products or Services
- Finance
- Health Care/Regulated Industry
- Risk Management
- Corporate Governance

Education B.A., San Diego State University; M.H.A., Medical College of Virginia

Biography
Mr. Bracken is the former Chairman and Chief Executive Officer of HCA, Inc. and HCA Holdings, Inc. (collectively, "HCA"), one of the nation's leading providers of health care services. At the time of Mr. Bracken's retirement, HCA's facilities included approximately 165 hospitals and 115 freestanding surgery centers in 20 states and England. Mr. Bracken served in a number of executive roles in his 33 year career at HCA, including President of HCA's Pacific Division in 1995, Western Group President in 1997, Chief Operating Officer of HCA in July 2001, and President and Chief Operating Officer in January 2002. He was elected to the HCA Board of Directors in November 2002, became President and Chief Executive Officer in January 2009, and Chairman and Chief Executive Officer in December, 2009. He retired as CEO in December 2013, and as Chairman in December 2014.

Skills and Qualifications of Particular Relevance to CVS Health
Mr. Bracken's experience in leading a large, publicly traded health care company lends expertise and perspective greatly valued by the Board. In addition, his experience operating in the highly-regulated health care industry with significant experience in enterprise clinical quality is also a complementary skill set for the Board. In fact, that experience led the Board to appoint Mr. Bracken as Chair of the new Patient Safety and Clinical Quality Committee.

 



C. David Brown II
Chairman of Broad and Cassel

Independent Director
CVS Health Board Committees Management Planning and Development (Chair), Nominating and Corporate Governance, Executive
Other Public Boards Rayonier Advanced Materials Inc.; ITT Educational Services, Inc.

Age 64
Director since March 2007

Director Qualification Highlights
- Real Estate
- Business Development and Corporate Transactions
- Finance
- Legal and Regulatory Compliance
- Risk Management
- Public Company Board Service

Education B.S.B.A., University of Florida; J.D., University of Florida College of Law

Biography
Mr. Brown has been Chairman of Broad and Cassel, a Florida law firm, since March 2000. From 1989 until March 2000, he was Managing Partner of the Orlando office of the firm. He is also the lead director of Rayonier Advanced Materials Inc. ("RYAM"), a leading specialty cellulose production company, and is a director of ITT Educational Services, Inc., a national provider of technology-oriented undergraduate and graduate degree programs. Mr. Brown previously served on the board of directors and as lead director of Rayonier Inc., a real estate development and timberland management company, prior to the spin-off of RYAM in June 2014.

Mr. Brown also previously served on the board of Caremark Rx, Inc. ("Caremark") from March 2001 until the closing of the merger transaction involving CVS Health and Caremark, when he became a director of CVS Health. Mr. Brown has significant health care experience, including through his oversight of UF Health while serving as Chairman of the Board of Trustees for the University of Florida and as a member of the Board of Directors and Executive Committee of Orlando Health, a not-for-profit health care network.

Skills and Qualifications of Particular Relevance to CVS Health
Mr. Brown's legal expertise and health care experience are highly valued by the Board, as is his ability to analyze and interpret complex issues and facilitate Board engagement. The Board believes that Mr. Brown's experience adds knowledge and leadership depth to the Board.



Alecia A. DeCoudreaux
President of Mills College

Independent Director
CVS Health Board Committees Nominating and Corporate Governance (May 2015 through February 2016); Audit (beginning March 2016); Patient Safety and Clinical Quality (beginning March 2016)
Other Public Boards None

Age 61
Director since March 2015

Director Qualification Highlights
- Business Development and Corporate Transactions
- Legal and Regulatory Compliance
- Health Care/Regulated Industry
- Corporate Governance
- Public Policy and Government Affairs

Education B.A., Wellesley College; J.D., Indiana University School of Law

Biography
Ms. DeCoudreaux has been President of Mills College, a liberal arts college for women with graduate programs for women and men, since July 2011. Ms. DeCoudreaux has announced that she plans to leave Mills College when her current term ends in June 2016. Previously, Ms. DeCoudreaux served in a number of leadership roles at Eli Lilly and Company ("Eli Lilly"), a global pharmaceutical manufacturer, including as Vice President and Deputy General Counsel, Specialty Legal Team, from 2010-2011, Vice President and General Counsel, Lilly USA, from 2005-2009, and Secretary and Deputy General Counsel of Eli Lilly from 1999-2005. During her 30-year career with Eli Lilly Ms. DeCoudreaux also previously served as Executive Director of Lilly Research Laboratories, Director of Federal Government Relations, Director of State Government Relations and Director of Community Relations. In addition, Ms. DeCoudreaux has served on a number of charitable, educational, for profit and nonprofit boards, including as both a trustee and board chair at Wellesley College.

Skills and Qualifications of Particular Relevance to CVS Health
Ms. DeCoudreaux has more than 30 years of experience in the pharmaceutical industry, and her experience as an attorney in that field and in the area of corporate governance, makes her a great asset to our Board.



Nancy-Ann M. DeParle
Co-Founding Partner of Consonance Capital Partners, LLC

Independent Director
CVS Health Board Committees Audit; Patient Safety and Clinical Quality (beginning March 2016)
Other Public Boards HCA Holdings, Inc.

Age 59
Director since
September 2013

Director Qualification Highlights
- Business Development and Corporate Transactions
- Finance
- Legal and Regulatory Compliance
- Health Care Industry
- Public Policy and Government Affairs
- Public Company Board Service

Education B.A., University of Tennessee; B.A. and M.A., Balliol College, Oxford University; J.D., Harvard Law School

Biography
Ms. DeParle has been a Co-Founding Partner of Consonance Capital Partners, LLC, a private equity firm focused on investing in small and mid-size health care companies, since August 2013. From March 2009 to January 2013, Ms. DeParle served in the White House, first as Counselor to the President and Director of the White House Office of Health Reform, and later as Assistant to the President and Deputy Chief of Staff for Policy. In addition, from 1993 to 2000, Ms. DeParle served as the Associate Director for Health and Personnel for the White House Office of Management and Budget, and later as the Administrator of the Centers for Medicare and Medicaid Services (then known as the Health Care Financing Administration). From 2001 to March 2009, Ms. DeParle served as a Senior Advisor with JPMorgan Partners and as a Managing Director of its successor entity, CCMP Capital, L.L.C., focusing on private equity investments in health care companies. Ms. DeParle is also a director of HCA Holdings, Inc., a health care services company that owns, manages or operates hospitals and various other health care facilities.

Skills and Qualifications of Particular Relevance to CVS Health
Ms. DeParle has more than 25 years of experience in the health care arena, and is widely considered to be one of the nation's leading experts in health care policy, management and financing, which makes her an excellent fit for our Board.



David W. Dorman
Chairman of the Board of CVS Health Corporation, Founding Partner of Centerview Capital Technology Fund

Independent Director
CVS Health Board Committees Management Planning and Development, Nominating and Corporate Governance (Chair), Executive
Other Public Boards PayPal Holdings, Inc.; Yum! Brands, Inc.

Age 62
Director since
March 2006

Director Qualification Highlights
- Leadership – Former CEO
- Finance
- International Business Operations; Consumer Products or Services
- Technology and Innovation
- Risk Management
- Corporate Governance
- Public Company Board Service

Education B.S., Georgia Tech University

Biography
Mr. Dorman has been the Chairman of the Board of CVS Health Corporation since May 2011. He has also been a Founding Partner of Centerview Capital Technology Fund, a private investment firm, since July 2013. He also served as Lead Director of Motorola Solutions, Inc. (formerly Motorola, Inc.), a communications products company, until his retirement from that board in May 2015, and was Non-Executive Chairman of the Board of Motorola from May 2008 through May 2011. From October 2006 through April 2008, he was a Managing Director and Senior Advisor with Warburg Pincus LLC, a global private equity firm. From November 2005 until January 2006, Mr. Dorman served as President and a director of AT&T Inc., a telecommunications company (formerly known as SBC Communications). From November 2002 until November 2005, Mr. Dorman was Chairman of the Board and Chief Executive Officer of AT&T Corporation. Mr. Dorman is also a director of Yum! Brands, Inc., a global quick service restaurant company, and PayPal Holdings, Inc., a leading technology platform company that enables digital and mobile payments on behalf of consumers and merchants worldwide.

Skills and Qualifications of Particular Relevance to CVS Health
Mr. Dorman's experience in leading large companies, beginning with Sprint and later Pacific Bell and AT&T, lends a perspective and skill set that is greatly valued by the Board. His business background of growing companies is in line with and useful to our business strategy. The Board believes that Mr. Dorman's experience leading the boards of AT&T and Motorola make him well-suited to be the Company's Chairman.



Anne M. Finucane *Vice Chairman of Bank of America Corporation*

Independent Director
CVS Health Board Committees Nominating and Corporate Governance; Management Planning and Development (beginning March 2016)
Other Public Boards None

Age 63
Director since
January 2011

Director Qualification Highlights
- Consumer Products or Services
- Corporate Strategy Development and Oversight
- Marketing, Brand Management
- Public Policy
- Public Relations
- Regulated Industry

Education B.A., University of New Hampshire

Biography
Ms. Finucane has been Vice Chairman of Bank of America Corporation ("BOA"), an international financial services company, since July 2015 and is a member of the executive management team at BOA. From 2006 through July 2015 Ms. Finucane served as Global Chief Strategy and Marketing Officer for BOA and served as Northeast Market President for BOA from 2004 through July 2015. During her nineteen-plus years as a senior leader at BOA and its legacy firms, Ms. Finucane has served as senior advisor to four chief executive officers and the Board of Directors. Ms. Finucane is responsible for the strategic positioning of Bank of America and oversees the public policy, customer research and analytics, global marketing, communications and corporate social responsibility efforts for the company. She is chair of BOA's Environmental, Social and Governance Committee and is also chair of the Bank of America Charitable Foundation.

Skills and Qualifications of Particular Relevance to CVS Health
Ms. Finucane's experience in the financial services industry, consumer policy, strategy, marketing, corporate social responsibility and government affairs provides the Board with valuable insight in those key areas.



Larry J. Merlo
President and Chief Executive Officer of CVS Health Corporation

Non-Independent Director
CVS Health Board Committees Executive
Other Public Boards None

Age 60
Director since
May 2010

Director Qualification Highlights
- Leadership – Current CEO
- Business Operations; Consumer Products or Services
- Health Care/Regulated Industry
- Public Policy
- Retail, Retail Pharmacy and Pharmacy Benefit Management

Education B.S., Pharmacy, University of Pittsburgh

Biography
Mr. Merlo has been Chief Executive Officer of CVS Health Corporation since March 2011 and President of CVS Health Corporation since May 2010. Mr. Merlo formerly served as Chief Operating Officer of CVS Health Corporation from May 2010 through March 2011 and was President of CVS/pharmacy – Retail from January 2007 through May 2010; Executive Vice President – Stores of CVS Health Corporation from April 2000 to January 2007; and Executive Vice President – Stores of CVS Pharmacy, Inc. from March 1998 to January 2007.

Skills and Qualifications of Particular Relevance to CVS Health
Mr. Merlo has been with CVS Health and its subsidiaries for more than 30 years, and provides the Board with invaluable experience and insight into the retail drugstore and health care industries.



Jean-Pierre Millon
President and Chief Executive Officer of PCS Health Systems, Inc. (Retired)

Independent Director
CVS Health Board Committees Audit; Patient Safety and Clinical Quality (beginning March 2016)
Other Public Boards None

Age 65
Director since
March 2007

Director Qualification Highlights
- Leadership – Former CEO
- Finance
- Corporate Strategy Development and Oversight
- Health Care/Regulated Industry
- International Business Operations
- Pharmacy Benefit Management
- Public Company Board Service

Education B.S., Ecole Centrale de Lyon (France); B.A., Université de Lyon (France); M.B.A., Kellogg School of Business, Northwestern University

Biography
Mr. Millon is the retired former President and Chief Executive Officer of PCS Health Systems, Inc. ("PCS"). Mr. Millon joined PCS in 1995, where he served as President and Chief Executive Officer from June 1996 until his retirement in September 2000. Prior to that, Mr. Millon served as an executive and held several global leadership positions with Eli Lilly and Company. Mr. Millon previously served on the board of Caremark from March 2004, upon Caremark's acquisition of AdvancePCS, and as a director of AdvancePCS (which resulted from the merger of PCS and Advance Paradigm, Inc.) beginning in October 2000. He became a director of CVS Health upon the closing of the merger transaction involving CVS Health and Caremark. Mr. Millon has over 10 years of financial management experience and fifteen years of general functional management experience, including strategic planning experience specific to pharmacy benefit management companies as the former head of PCS. He also has extensive venture capital and public and private company board experience, and presently serves on the CEO advisory board of a private equity fund.

Skills and Qualifications of Particular Relevance to CVS Health
Mr. Millon's extensive background and experience in the pharmacy benefit management, pharmaceutical and life sciences businesses, combined with his financial expertise, provide the Board with additional perspective across the enterprise.



Richard J. Swift
Chairman of the Board, President and Chief Executive Officer of Foster Wheeler Ltd. (Retired)

Independent Director
CVS Health Board Committees Audit (Chair), Executive
Other Public Boards Ingersoll-Rand PLC, Kaman Corporation, Hubbell Incorporated, Public Service Enterprise Group Incorporated

Age 71
Director since
September 2006

Director Qualification Highlights
- Leadership – Former CEO
- Finance
- International Business Operations
- Risk Management
- Corporate Governance
- Public Company Board Service

Education B.S., U.S. Military Academy at West Point; M.S., Purdue University; M.B.A., Fairleigh Dickinson University

Biography
Mr. Swift is the former Chairman of the Board, President and Chief Executive Officer of Foster Wheeler Ltd., an international engineering and construction firm, having served in those positions from April 1994 until his retirement in October 2001. Mr. Swift also served as a member and as Chairman of the Financial Accounting Standards Advisory Council ("FASAC") from 2002 until his retirement from FASAC in December 2006. Mr. Swift is also lead director of Ingersoll-Rand PLC, a diversified industrial company, and a director of Kaman Corporation, a diversified manufacturer and distributor, Hubbell Incorporated, an electrical and electronic products company, and Public Service Enterprise Group Incorporated, an energy company.

Skills and Qualifications of Particular Relevance to CVS Health
The Board greatly values Mr. Swift's financial expertise, including his experience at FASAC and with various public company boards and audit committees for over 30 years of combined service. Mr. Swift is an audit committee financial expert and his accounting and financial skills are important to the oversight of our financial reporting, enterprise and operational risk management.



William C. Weldon
Chairman of the Board and Chief Executive Officer of Johnson & Johnson (Retired)

Independent Director
CVS Health Board Committees Management Planning and Development, Nominating and Corporate Governance
Other Public Boards JPMorgan Chase & Co., Exxon Mobil Corporation

Age 67
Director since March 2013

Director Qualification Highlights
- Leadership – Former CEO
- Finance
- Health Care/Regulated Industry
- International Business Operations; Consumer Products or Services
- Risk Management
- Corporate Governance
- Public Company Board Service

Education B.S., Quinnipiac University

Biography
Mr. Weldon is the former Chairman of the Board and Chief Executive Officer of Johnson & Johnson, a global developer and manufacturer of health care products, having served in those positions from 2002 until his retirement as Chief Executive Officer in April 2012 and his retirement from the board in December 2012. Mr. Weldon previously served in a variety of senior executive positions during his 41-year career with Johnson & Johnson. Mr. Weldon is also a director of JPMorgan Chase & Co., a global financial services company, and Exxon Mobil Corporation, an international oil and gas company. He was formerly a director of The Chubb Corporation, an international insurance company, until it was acquired by ACE Limited in January 2016.

Skills and Qualifications of Particular Relevance to CVS Health
Mr. Weldon's experience in managing a complex global health care company and his deep knowledge of the worldwide health care market across multiple sectors makes him extremely well suited to serve on our Board. His background in international business management and operating in the highly-regulated health care industry is also greatly valued by the Board.



Tony L. White
Chairman of the Board, President and Chief Executive Officer of Applied Biosystems, Inc. (Retired)

Independent Director
CVS Health Board Committees Audit (through February 2016), Management Planning and Development; Patient Safety and Clinical Quality (beginning March 2016)
Other Public Boards Ingersoll-Rand PLC, C.R. Bard, Inc.

Age 69
Director since March 2011

Director Qualification Highlights
- Leadership – Former CEO
- Finance
- Health Care/Regulated Industry
- Technology and Innovation
- Risk Management
- Corporate Governance
- Public Company Board Service

Education B.A., Western Carolina University

Biography
Mr. White is the former Chairman of the Board, President and Chief Executive Officer of Applied Biosystems, Inc. (formerly Applera Corporation), a developer, manufacturer and marketer of life science systems and genomic information products, having served in those positions from September 1995 until his retirement in November 2008. Mr. White is also a director of Ingersoll-Rand PLC, a diversified industrial company, and C.R. Bard, Inc., a company that designs, manufacturers, packages, distributes and sells medical, surgical, diagnostic and patient care devices.

Skills and Qualifications of Particular Relevance to CVS Health
Mr. White's wealth of management experience in the life sciences and health care industries, including over 13 years as Chairman and CEO of an advanced-technology life sciences company and 26 years in various management positions at Baxter International, Inc., a provider of medical products and services, makes him well qualified to serve as a director of CVS Health.

The Board of Directors unanimously recommends a vote FOR the election of all nominees.

Selecting Our Directors

Director Independence



Independent: 10 **Non-Independent: 1**

10 CVS Health directors, including our Chairman, are independent of management.

Director Tenure



0-3 Years: 4 **4-7 Years: 3** **>7 Years: 4**

Our director nominees bring a balance of experience and fresh perspective to our boardroom. The average tenure of CVS Health directors is under six years.

Director Gender



Female: 3 **Male: 8**

Director Nominations

Under our Corporate Governance Guidelines, the Nominating and Corporate Governance Committee recommends to the Board criteria for Board membership and recommends individuals for membership on our Board of Directors. Director Qualification Criteria used by the Committee in nominating directors are found in the Committee's charter and are presented below. Although there is no specific policy on diversity, the Committee values diversity, which it broadly views in terms of, among other things, gender, race, background and experience, as a factor in selecting members to serve on the Board. In addition, to ensure that it has access to a broad range of qualified, experienced and diverse candidates, the Nominating and Corporate Governance Committee uses the services of an independent search firm to help identify and assist in the evaluation of candidates.

The Committee will consider any director candidates proposed by stockholders who submit a written request to our Corporate Secretary (including via our proxy access by-law, described on page 22). All candidates should meet the Director Qualification Criteria. The Committee evaluates all director candidates and nominees in the same manner regardless of the source. If a stockholder would like to nominate a person for election or re-election to the Board, he or she must provide notice to the Company as provided in our by-laws and described in this proxy statement. The notice must include a written consent indicating that the candidate is willing to be named in the proxy statement as a nominee and to serve as a director if elected and any other information that the U.S. Securities and Exchange Commission ("SEC") would require to be included in a proxy statement when a stockholder submits a proposal. See "Other Information – Stockholder Proposals and Other Business for our Annual Meeting in 2017" for additional information related to proposals, including any nominations, for our 2017 Annual Meeting.

In accordance with our by-laws, each nominee who is a current director must submit an irrevocable resignation, which resignation becomes effective upon (1) that person not receiving a majority of the votes cast in an uncontested election, and (2) acceptance by the Board of that resignation in accordance with the policies and procedures adopted by the Board. The Board, acting on the recommendation of the Nominating and Corporate Governance Committee, will no later than at its first regularly scheduled meeting following certification of the stockholder vote, determine whether to accept the resignation of the unsuccessful incumbent. Absent a determination by the Board that a compelling reason exists for concluding that it is in the best interests of the Company for an unsuccessful incumbent to remain as a director, the Board will accept that person's resignation.

The retirement age for CVS Health directors is 74. Our Corporate Governance Guidelines provide that no director who is or would be over the age of 74 at the expiration of his or her current term may be nominated to a new term, unless the Board waives the retirement age for a specific director in exceptional circumstances. The Board increased the retirement age from 72 to 74 during 2015, because it believes that the Company will benefit from the increased pool of experienced candidates that will result.

Director Qualification Criteria

In recognition of the fact that the selection of qualified directors is complex and crucial to our long-term success, the Committee has established the following guidelines for the identification and evaluation of candidates for membership on our Board of Directors.

Candidates should be distinguished individuals who are prominent in their fields or otherwise possess exemplary qualities that will enable them to effectively function as directors. While the Committee does not believe it appropriate at this time to establish any specific minimum qualifications for candidates, it focuses on the following qualities in identifying and evaluating candidates for Board membership:

- Background, experience and skills
- Character, reputation and personal integrity
- Judgment
- Independence
- Diversity
- Commitment to the Company and service on the Board
- Any other factors that the Committee may determine to be relevant and appropriate

Recognizing that the overall composition of the Board is essential to its effective functioning, the Committee makes these determinations in the context of the existing composition of the Board so as to achieve an appropriate mix of characteristics. In making its determinations, the Committee takes into account all applicable legal, regulatory and stock exchange requirements concerning the composition of the Board and its committees. The Committee reviews these guidelines from time to time as appropriate (and in any event at least annually) and modifies them as it deems appropriate.

Independence Determinations for Directors

Under our Corporate Governance Guidelines, a substantial majority of our Board must be comprised of directors who meet the director independence requirements set forth in the Corporate Governance Rules of the New York Stock Exchange ("NYSE") applicable to listed companies. Under the NYSE Corporate Governance Rules, no director qualifies as "independent" unless the Board affirmatively determines that the director has no material relationship with the Company.

CVS Health's Categorical Standards to Assist in Independence Determinations

Our Board has adopted the following categorical standards to assist in making director independence determinations. Any relationship that falls within the following standards or relationships will not, in itself, preclude a determination of independence:

(1) Commercial banking or investment banking relationships	A situation in which a director (or a member of his or her immediate family) is an employee of a commercial or investment bank that has relationships or dealings with or provides services to CVS Health that do not cross the bright-line tests referred to in paragraph (3) below.
(2) Ordinary course commercial relationships	A situation in which a director (or a member of his or her immediate family) is a director, officer, employee or significant stockholder of an entity with which CVS Health has ordinary course business dealings that do not cross the bright-line tests referred to in paragraph (3) below and where the director (or immediate family member) is not directly responsible for or involved in the entity's business dealings with CVS Health.
(3) NYSE Listed Company Bright-Line Tests	Any relationship or set of facts that falls within the standards permitted by the bright-line tests set forth in Section 303A.02(b)(i)-(v) of the NYSE's Listed Company Manual, which are summarized below.

NYSE Bright-Line Tests For Director Independence

The following summarizes the standards set forth in Section 303A.02(b)(i)-(v) of the NYSE's Listed Company Manual (excluding, for sake of brevity, the related Commentary):

(i) Employees, or family members who are employees	A director who is an employee, or whose immediate family member is an executive officer, of the company is not independent until three years after the end of such employment relationship.
(ii) Compensated professional services	A director who receives, or whose immediate family member receives, more than $120,000 in any 12-month period in direct compensation from the listed company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), is not independent until three years after he or she ceases to receive more than $120,000 in such compensation in any 12-month period.
(iii) Audit relationships	A director who is a current partner or employee of a firm that is the company's internal or external auditor, or a director whose immediate family member is a current partner of such firm or is an employee of such firm who personally works on the listed company's audit, or a director who was, or whose immediate family member was, within the last three years (but is no longer) a partner or employee of such firm and personally worked on the listed company's audit within that time, is not independent.
(iv) Executive officer/ compensation committee relationships	A director who is, or whose immediate family member is, or in the last three years has been, employed as an executive officer of another company where any of the listed company's executives at the same time serve or served on that company's compensation committee, is not independent.
(v) Significant commercial relationships	A director who is an executive officer or an employee, or whose immediate family member is an executive officer, of a company that makes payments to, or receives payments from, the listed company for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million, or 2% of such other company's consolidated gross revenues, is not independent until three years after falling below such threshold.

2016 Determinations

The Nominating and Corporate Governance Committee of the Board undertook its annual review of director independence in March 2016. The Committee recommended and the Board determined that each of Richard M. Bracken, C. David Brown II, Alecia A. DeCoudreaux, Nancy-Ann M. DeParle, David W. Dorman, Anne M. Finucane, Jean-Pierre Millon, Richard J. Swift, William C. Weldon and Tony L. White, is independent. Mr. Merlo is not an independent director because of his employment as President and CEO of the Company.

THE BOARD'S ROLE AND ACTIVITIES IN 2015

The Board acts as the ultimate decision-making body of the Company and advises and oversees management, who are responsible for the day-to-day operations and management of the Company. In carrying out its responsibilities, the Board reviews and assesses CVS Health's long-term strategy and its strategic, competitive and financial performance.

In 2015 the Board oversaw the return of more than $6 billion to our stockholders, through a combination of cash dividends and stock repurchases. The Board also guided the Company through two major acquisitions in 2015, of Omnicare, Inc., the leader in pharmacy long-term care, and the pharmacy and clinic businesses of Target Corporation, as well as the related financing transactions associated with those acquisitions. In addition, given the Company's expanded offerings throughout the spectrum of health care, the Board decided to form a new Committee that will be focused on the quality of pharmacy and medical care being delivered by the Company.

The Board's Role in Risk Oversight

The Board's role in risk oversight involves both the full Board and its Committees. The Audit Committee is charged with the primary role in carrying out risk oversight responsibilities on behalf of the Board. Pursuant to its charter, the Audit Committee annually reviews our policies and practices with respect to risk assessment and risk management, including discussing with management the Company's major risk exposures and the steps that have been taken to monitor and mitigate such exposures. As part of CVS Health's ongoing Enterprise Risk Management process, each of our major business units is responsible for identifying risks that could affect achievement of business goals and strategies, assessing the likelihood and potential impact of significant risks, prioritizing risks and actions to be taken in mitigation and/or response, and reporting to management's Executive Risk Steering Committee on actions to monitor, manage and mitigate significant risks. Additionally, the Chief Financial Officer ("CFO"), Chief Compliance Officer ("CCO") and General Counsel periodically report on the Company's risk management policies and practices to relevant Board Committees and to the full Board. The Audit Committee reviews CVS Health's major financial risk exposures as well as major operational, compliance, reputational and strategic risks, including developing steps to monitor, manage and mitigate those risks. In addition, each of the other Board Committees is responsible for oversight of risk management practices for categories of risks relevant to their functions. For example, the Management Planning and Development Committee has oversight responsibility for our overall compensation structure, including review of its compensation practices, with a view to assessing associated risk. The Board is regularly updated on specific risks in the course of its review of corporate strategy, business plans and reports to the Board by its respective Committees.

The Board considers its role in risk oversight when evaluating our Corporate Governance Guidelines and its leadership structure. Both the Corporate Governance Guidelines and the Board's leadership structure facilitate the Board's oversight of risk and communication with management. Our independent Chairman and our CEO are focused on CVS Health's risk management efforts and ensure that risk matters are appropriately brought to the Board and/or its Committees for their review.

Stockholder Outreach

Because the Company values each of its stockholders and their opinions, we have regularly interacted with our stockholders on a variety of matters. Again in 2015, at the direction of the Board, the Company engaged in a robust stockholder outreach effort to best understand and address any concerns stockholders might have. Details regarding our outreach effort and the compensation-related actions taken are found on pages 37-38 of this proxy statement.

In addition to compensation-related matters, a number of corporate governance matters were discussed with our stockholders during the outreach process, including proxy access, tenure, board composition and diversity. Stockholders were supportive of the Board's current tenure mix and appreciated the Company's continued attention to the breadth, depth and diversity of its Board of Directors. Additionally, with input from many of our stockholders, the Board adopted a proxy access by-law in January 2016.

We believe that taking the responsive actions summarized above will continue to strengthen our relationships with our stockholders and provide positive improvements in the areas identified.

Stockholder Rights

Under our Amended and Restated Certificate of Incorporation (the "Charter") and our Amended and Restated By-laws (the "By-laws"), our stockholders have the right to call a special meeting of stockholders and to act by written consent that is less than unanimous. Holders of at least 25% of our common stock can call a special meeting or request an action by written consent by following the procedures described in our Charter and By-laws. Our stockholders also have the right to proxy access, as described below. Our Charter and By-laws are available to stockholders at no charge upon request to our Corporate Secretary.

Contact with the Board, the Chairman and Other Independent Directors

Stockholders and other parties interested in communicating directly with the Board, the independent Chairman of the Board or with the independent directors as a group may do so by writing to them care of CVS Health Corporation, One CVS Drive, MC 1160, Woonsocket, RI 02895. The Nominating and Corporate Governance Committee has approved a process for handling letters received by the Company and addressed to the Board, the independent

Chairman of the Board or to independent members of the Board. Under that process, our Corporate Secretary reviews all such correspondence and regularly forwards to the Board copies of all correspondence that, in her opinion, deals with the functions of the Board or its Committees or that she otherwise determines requires their attention.

Code of Conduct

CVS Health has adopted a Code of Conduct that applies to all of our directors, officers and employees, including our CEO, CFO and Chief Accounting Officer. Our Code of Conduct is available on our website at http://investors.cvshealth.com and will be provided to stockholders without charge upon request to our Corporate Secretary. We intend to post amendments to or waivers from our Code of Conduct (to the extent applicable to our executive officers or directors) at that location on our website within the timeframe required by SEC rules.

Certain Transactions with Directors and Officers

In accordance with SEC rules, the Board has adopted a written Related Person Transaction Policy (the "Policy"). The Audit Committee of the Board has been designated as the Committee responsible for reviewing, approving or ratifying any related person transactions under the Policy. The Committee reviews the Policy on an annual basis and will amend the Policy as it deems appropriate.

Pursuant to the Policy, all executive officers, directors and director nominees are required to notify our General Counsel or Corporate Secretary of any financial transaction, arrangement or relationship, or series of similar transactions, arrangements or relationships, involving the Company in which an executive officer, director, director nominee, five percent beneficial owner or any immediate family member of such a person has a direct or indirect material interest. Such officers, directors, nominees, five percent beneficial owners and their immediate family members are considered "related persons" under the Policy. For the above purposes, "immediate family member" includes a person's spouse, parents, siblings, children, in-laws, step-relatives and any other person sharing the household (other than a tenant or household employee).

The General Counsel or the Corporate Secretary presents any reported new related person transactions, and significant proposed transactions involving related persons that might be deemed to be related person transactions, to the Audit Committee at its next regular meeting, or earlier if appropriate. The Committee reviews these transactions to determine whether the related person involved has a direct or indirect material interest in the transaction. The Committee may conclude, upon review of all relevant information, that the transaction does not constitute a related person transaction, and thus that no further review is required under the Policy. On an annual basis, the Committee reviews previously approved related person transactions, under the standards described below, to determine whether such transactions should continue.

In reviewing a related person transaction or proposed transaction, the Committee considers all relevant facts and circumstances, including without limitation the commercial reasonableness of the terms, the benefit and perceived benefit, or lack thereof, to the Company, the availability and/or opportunity costs of alternate transactions, the materiality and character of the related person's direct or indirect interest, and the actual or apparent conflict of interest of the related person. The Committee does not approve or ratify a related person transaction unless it has determined that, upon consideration of all relevant information, the transaction is in, or is not inconsistent with, the best interests of the Company and its stockholders.

If after the review described above, the Committee determines not to approve or ratify a related person transaction (whether such transaction is being reviewed for the first time or has previously been approved and is being re-reviewed), the transaction will not be entered into or continued, as the Committee shall direct.

The Audit Committee reviewed certain transactions reported under the Policy and determined that no transactions constituted reportable related person transactions under the Policy.

Corporate Governance Guidelines

The Board has adopted Corporate Governance Guidelines, which are available on our investor relations website at http://investors.cvshealth.com and are also available to stockholders at no charge upon request to our Corporate Secretary. These Guidelines meet the listing standards adopted by the NYSE, on which our common stock is listed.

BOARD STRUCTURE AND PROCESSES

The Board's Leadership Structure

David W. Dorman is our independent Chairman of the Board. The independent Chairman presides at all meetings of the Board, and works with our CEO to set Board meeting agendas and the schedule of Board meetings. In addition, the independent Chairman has the following duties and responsibilities: the authority to call, and to lead, independent director sessions; the ability to retain independent legal, accounting or other advisors in connection with these sessions; the responsibility to facilitate communication and serve as a liaison between the CEO and the other independent directors; and the duty to advise the CEO of the informational needs of the Board. The Board believes that Board independence and oversight of management will be maintained effectively through the independent Chairman, the Board's composition and its Committee system.

Proxy Access

In January 2016, following the receipt of a stockholder proposal and extensive conversations with the proponent and several other stockholders, the Nominating and Corporate Governance Committee recommended and the Board adopted a proxy access by-law. Under the by-law a stockholder, or a group of up to 20 stockholders, owning at least three percent of the Company's outstanding common stock continuously for at least three years, may nominate and include in the Company's proxy materials director nominees constituting up to the greater of two nominees or 20% of the Board, provided that the stockholders and the nominees satisfy the requirements specified in the Company's by-laws.

2015 COMMITTEES OF THE BOARD

In 2015, the Board utilized four standing committees. The table below provides membership and meeting information for each of the committees during 2015. In early 2016, the Board established a fifth committee, the Patient Safety and Clinical Quality Committee, and membership of most of the other committees changed. For details regarding the newly established committee and current committee membership see pages 23-29.

NAME	AUDIT COMMITTEE	MANAGEMENT PLANNING & DEVELOPMENT COMMITTEE	NOMINATING & CORPORATE GOVERNANCE COMMITTEE	EXECUTIVE COMMITTEE
Richard M. Bracken	●†			
C. David Brown II		●	●	●
Alecia A. DeCoudreaux			●	
Nancy-Ann M. DeParle	●			
David W. Dorman		●	●	●
Anne M. Finucane			●	
Larry J. Merlo				●
Jean-Pierre Millon	●†			
Richard J. Swift	●†			●
William C. Weldon		●	●	
Tony L. White	●†	●		
2015 Meetings	9	5	5	2

● Committee Chair

† Audit Committee Financial Expert

AUDIT COMMITTEE



Meetings in 2015: 9

2015 Committee Members (independent)
- Richard Bracken*
- Richard Swift (Chair)*
- Nancy-Ann DeParle
- Jean-Pierre Millon*
- Tony White*

Rotated in

Alecia DeCoudreaux
(March 2016)

Rotated out

Richard Bracken (March 2016)
Tony White (March 2016)

Current Committee Members
(independent, photographed left to right)
- Alecia DeCoudreaux
- Richard Swift (Chair)*
- Nancy-Ann DeParle
- Jean-Pierre Millon*

* Audit Committee Financial Expert

Each member of the Audit Committee is financially literate and independent of the Company and management under the standards set forth in applicable SEC rules and the Corporate Governance Rules of the NYSE. The Board designated each of Messrs. Swift, Bracken, Millon and White as an audit committee financial expert, as defined under applicable SEC rules. The Board has approved a charter for the Committee, which can be viewed on our website at http://investors.cvshealth.com and also is available to stockholders without charge upon request to our Corporate Secretary.

Mr. Richard Bracken joined the Committee in March 2015, shortly after joining the Board. In March 2016 Mr. Bracken rotated off the Committee when he became Chair of the newly formed Patient Safety and Clinical Quality Committee. Mr. White also rotated off of the Audit Committee and joined the new committee in March 2016, while Ms. DeCoudreaux joined the Audit Committee at that time.

Primary Responsibilities

Pursuant to its charter, the Committee assists the Board in its oversight of:

- the integrity of our financial statements;
- the qualifications, independence and performance of our independent registered public accounting firm, for whose appointment the Committee bears principal responsibility;
- the performance of our internal audit function;
- our policies and practices with respect to risk assessment and risk management, including discussing with management the Company's major financial risk exposures and the steps that have been taken to monitor and control such exposures;
- compliance with our Code of Conduct;
- the review of our information governance framework, including its privacy and information security programs, as well as the cybersecurity aspects of the information security program;
- the review of our business continuity and disaster recovery program;
- the review of our environmental, health and safety program;
- the review and ratification of any related person transactions in accordance with our policy on such matters; and
- our compliance with legal and regulatory requirements, including the review and oversight of matters related to compliance with Federal health care program requirements.

Audit Committee Activities in 2015

The Audit Committee met nine times in 2015 and, except for one absence, each member of the Committee attended all of its meetings while he or she was a member. Four of the Committee's meetings were focused primarily on our quarterly financial reports, including our Form 10-K, Forms 10-Q and our related earnings releases. At each of these meetings the Committee reviews the documents in depth and also receives reports from our internal audit department and our independent outside audit firm, Ernst & Young. The Committee regularly meets with Ernst & Young outside the presence of management, and also meets individually with members of management, including the CCO and the head of Internal Audit. In addition to its responsibilities related to our financial statements, the Committee plays a primary role in risk oversight, including reviews of our enterprise risk management program, cybersecurity efforts, business continuity and disaster recovery program, privacy programs, and environmental, health and safety program. The Committee also reviews our legal and regulatory compliance program on a quarterly basis, and in 2014 it assumed responsibility for oversight of the Company's compliance with its Corporate Integrity Agreement, or CIA. During 2015 the Committee provided the required annual certification of compliance with the CIA. The Committee provided the report found on page 31 of this proxy statement, recommending the inclusion of the Company's audited financial statements in its Form 10-K.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE



Meetings in 2015: 5

2015 Committee Members (independent)
- David Dorman (Chair)
- David Brown
- Alecia DeCoudreaux
- Anne Finucane
- William Weldon

Rotated in
Richard Bracken
(March 2016)

Rotated out
Alecia DeCoudreaux
(March 2016)

Current Committee Members
(independent, photographed left to right)
- David Brown
- Richard Bracken
- David Dorman (Chair)
- Anne Finucane
- William Weldon

Each member of the Nominating and Corporate Governance Committee is independent of the Company and management under the standards set forth in the Corporate Governance Rules of the NYSE.
The Board has approved a charter for the Committee, which can be viewed on our website at http://investors.cvshealth.com and also is available to stockholders without charge upon request to our Corporate Secretary.

Ms. DeCoudreaux joined the Committee in May 2015, following her election to the Board in March 2015. She then rotated off the Nominating and Corporate Governance Committee and joined the Audit Committee and the newly formed Patient Safety and Clinical Quality Committee in March 2016. Mr. Bracken also joined the Nominating and Corporate Governance Committee in March 2016

Primary Responsibilities

Pursuant to its charter, the Committee has responsibility for:

- identifying individuals qualified to become Board members consistent with criteria approved by the Board;

- recommending to the Board director nominees for election at the next annual or special meeting of stockholders at which directors are to be elected or to fill any vacancies or newly-created directorships that may occur between such meetings;

- recommending directors for appointment to Board Committees;

- making recommendations to the Board as to determinations of director independence;

- evaluating Board and Committee performance;

- considering matters of corporate governance and reviewing, at least annually, our Corporate Governance Guidelines and overseeing compliance with such Guidelines; and

- reviewing and considering our policies and practices on issues relating to corporate social responsibility, charitable contributions, political spending practices and other significant public policy issues.

Nominating and Corporate Governance Committee Activities in 2015

The Nominating and Corporate Governance Committee met five times in 2015 and, except for one absence each for two different members of the Committee, each member of the Committee attended all of its meetings. The Committee continues to evaluate potential candidates for future election to the Board, which led to the election of Mr. Bracken in January 2015 and Ms. DeCoudreaux in March 2015. Both of those candidates were re-elected by our stockholders at the Company's 2015 Annual Meeting with votes in favor of approximately 99%. In addition, the Committee reviewed the Company's political activities and expenditures in depth during two of its meetings, and reviewed the Company's corporate social responsibility roadmap, Prescription for a Better World, as well as the corporate social responsibility report itself. The Committee also oversaw the evaluation process for the Board and its Committees in 2015, which consisted of an in-depth interview of each director by the Company's General Counsel. At the completion of the interview process, the General Counsel reviewed the results with the Committee and the Board, and a number of enhancements to the Board and Committee meeting process resulted, such as meetings with lower levels of management. The Committee also considered suggestions regarding the committee responsibilities and make-up, which resulted in the formation of a new Board committee in early 2016. In addition, the Committee received updates regarding legal and regulatory developments related to corporate governance, as well as updates on proxy season and stockholder communications. In this regard, during 2015 the Committee received several updates regarding proxy access, which culminated in the Committee recommending and the Board adopting a proxy access by-law in January 2016.

MANAGEMENT PLANNING AND DEVELOPMENT COMMITTEE



2015 Committee Members (independent)
- David Brown (Chair)
- David Dorman
- William Weldon
- Tony White

Rotated in

Anne Finucane (March 2016)

Current Committee Members
(independent, photographed left to right)
- David Dorman
- Anne Finucane
- David Brown (Chair)
- Tony White
- William Weldon

Meetings in 2015: 5

Each member of the Management Planning and Development Committee is independent of the Company and management under the standards set forth in applicable SEC rules and the Corporate Governance Rules of the NYSE. No Committee member participates in any of our employee compensation programs and none is a current or former officer or employee of CVS Health or its subsidiaries. At its meetings, non-members, such as the CEO, the CFO, the Chief Human Resources Officer, the General Counsel, other senior human resources and legal officers, or external consultants, may be invited to provide information, respond to questions and provide general staff support. However, no CVS Health executive officer is permitted to be present during any discussion of his or her compensation or performance, and the Committee regularly exercises its prerogative to meet in executive session without management.

The Committee's responsibilities are specified in its charter. The charter, as approved by the Board, may be viewed on our website at http://investors.cvshealth.com and also is available to stockholders without charge upon request to our Corporate Secretary.

In March 2016 Ms. Finucane was added as a member of the Committee.

Primary Responsibilities

Pursuant to its charter, the Committee:

- oversees our compensation and benefits policies and programs generally;
- evaluates the performance of designated senior executives, including the CEO;
- in consultation with our other independent directors, oversees and sets compensation for the CEO;
- oversees and sets compensation for our designated senior executives;
- reviews and recommends to the Board compensation (including cash and equity-based compensation) for our non-employee directors; and
- prepares and recommends to the full Board the inclusion of Management Planning and Development Committee Report set forth below. The Committee may delegate its authority relating to employees other than executive officers and directors as it deems appropriate and may also delegate its authority relating to ministerial matters.

Management Planning and Development Committee Activities in 2015

The Management Planning and Development Committee met five times in 2015 and each member of the Committee attended all of its meetings. In addition to reviewing the independence of its advisor as described below, the Committee devoted substantial time to its oversight of the Company's compensation and benefit programs as part of its annual governance process. This review is aimed at ensuring that the Company is providing its employees with compensation and benefit programs that are appropriate. The Committee received updates on compensation trends and legislative and regulatory developments. The Committee also reviewed the Company's compensation programs, retirement, health and welfare plans. In addition, the Committee devoted considerable time to CVS

Health's stockholder outreach efforts and the feedback received from investors. The Committee's review of executive compensation matters and its decisions, including changes made in response to input from our stockholders, is discussed in the Compensation Discussion and Analysis beginning on page 35 of this proxy statement.

Compensation Risk Assessment

The Committee is responsible for reviewing and assessing potential risk arising from the Company's compensation policies and practices. In 2015, the Company performed a comprehensive risk assessment of its compensation policies and practices to ascertain any potential material risks that may be created by the programs. Included in its assessment were all major components of the Company's compensation programs, including: the mix between annual and long-term compensation; short-term incentive program design; long-term incentive program performance measures; incentive plan performance criteria and corresponding objectives; a comparison of the Company's programs with those of its peer group; the Company's severance and change-in-control policies; its recoupment policy; its share retention requirements and ownership guidelines; and the Internal Audit Department's review of the controls regarding the Company's long-term incentive program. The Committee considered the findings of the assessment and concluded that the Company's compensation programs are aligned with the interests of its stockholders, appropriately reward pay for performance, and do not promote excessive risk-taking.

Independent Consultant

Exequity LLP is the Committee's independent compensation consultant. Exequity provides no other services to the Company. Exequity's fees for executive compensation consulting to the Committee for 2015 were $310,709. During 2015, Exequity:

- Collected, organized and presented quantitative competitive market data for a relevant competitive peer group with respect to executive officers' target, annual and long-term compensation levels;
- Developed and delivered an annual Committee briefing on legislative and regulatory developments and trends in executive compensation and their implications for CVS Health; and
- Analyzed market data and provided recommendations for non-employee director compensation to the Committee for approval by the Board.

The Committee believes that the advice it receives from Exequity is objective and not influenced by any other business relationship. The Committee and Exequity have policies and procedures in place to preserve the objectivity and integrity of the executive compensation consulting advice, including:

- The Committee has the sole authority to retain and terminate the executive compensation consultant;
- The consultant reports to the Committee Chair and has direct access to the Committee without management involvement;
- While it is necessary for the consultant to interact with management to gather information, the Committee determines if and how the consultant's advice can be shared with management; and
- The Committee regularly meets with the consultant in executive session, without management present, to discuss recommendations.

The Committee conducts an annual review of the independence of its compensation consultant, taking into account the standards above, the items required to be considered under the NYSE listing standards and applicable rules and regulations. The Committee determined that its compensation consultant is independent and that its consultant's work does not raise any conflicts.

Management Planning and Development Committee Report

The Management Planning and Development Committee has reviewed and discussed the Compensation Discussion and Analysis, which begins on page 35 of this proxy statement, with management and, based on that review and discussion, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in our annual report on Form 10-K and this proxy statement.

C. David Brown II, Chair   David W. Dorman   William C. Weldon   Tony L. White

EXECUTIVE COMMITTEE



2015 and Current Committee Members
(photographed left to right)

- David Brown
- Richard Swift
- Larry Merlo
- David Dorman

Meetings in 2015: 2

At all times when the Board is not in session, the Executive Committee may exercise most of the powers of the Board, as permitted by applicable law.

The Executive Committee met twice during 2015, and took no actions at those meetings.

2016 FORMATION OF NEW COMMITTEE OF THE BOARD

PATIENT SAFETY AND CLINICAL QUALITY COMMITTEE



Current Committee Members
(independent, photographed left to right)

- Tony White
- Alecia DeCoudreaux
- Richard Bracken (Chair)
- Nancy-Ann DeParle
- Jean-Pierre Million

Each member of the newly formed Patient Safety and Clinical Quality Committee is independent of the Company and management under the standards set forth in applicable SEC rules and the Corporate Governance Rules of the NYSE. The Board has approved a charter for the Committee, which can be viewed on our website at http://investors.cvshealth.com and also is available to stockholders without charge upon request to our Corporate Secretary.

In light of the Company's expanded offerings throughout the spectrum of health care, this Committee was formed in March 2016. Its focus will be on the quality of pharmacy and medical care being delivered by the Company.

Primary Responsibilities

Pursuant to its charter, the Committee will:

- assist the Board in its oversight of the Company's policies and procedures relating to the delivery of quality pharmacy and medical care to its customers and patients, to patient safety, to the management of health care claims against the enterprise and to clinical quality and health affairs in general;

- maintain communication between the Board and the Company's General Counsel, CFO, pharmacy and clinical operations and other areas of the Company that it deems relevant to the quality performance of patient care, patient safety and clinical quality;

- receive reports concerning the quality performance of the Company's mail, retail, long-term care, and specialty dispensing and compounding operations, infusion and nursing operations and its medical clinic services; and

- review matters concerning the quality performance of pharmacy and medical care delivered to patients, efforts to improve the quality of such care, patient safety, health care claims against the enterprise and health affairs in general.

MEETINGS AND ATTENDANCE

During 2015, there were eight meetings of the Board. Directors are expected to make every effort to attend the Annual Meeting, all Board meetings and the meetings of the Committees on which they serve. All of our directors at the time of our 2015 Annual Meeting of Stockholders attended that Annual Meeting. In 2015, each director attended over 75% of the meetings of the Board and the Committees of which he or she was a member.

One Board meeting was our annual meeting of independent directors. The independent directors also regularly hold executive sessions during regularly scheduled Board meetings in which our management does not participate.

NON-EMPLOYEE DIRECTOR COMPENSATION

CVS Health's approach to compensating non-employee directors for Board service is to provide directors with an annual retainer comprised of a mandatory 75% paid in shares of our common stock and 25% paid in cash (or 100% stock at the director's election). The payment of a significant portion of the annual retainer, and additional retainers as outlined below, in our common stock is consistent with our policy of using equity compensation to better align directors' interests with stockholders. This also enhances the directors' ability to meet and continue to comply with the stock ownership guidelines described below.

For the 2015-2016 Board year, the total annual retainer for non-employee directors was $280,000, consisting of shares of our stock valued at $210,000 (the mandatory annual stock retainer) and a cash payment of $70,000 (unless the director elected to receive 100% of the annual retainer in shares of our common stock). The annual retainer was paid in two equal installments, in May and November of 2015. Directors may elect to defer receipt of shares; deferred shares are credited with dividend equivalents to the extent dividends are paid to stockholders. There are no meeting fees.

Non-Employee Director Retainer Mix



CVSHealthannualmeeting.com

For the 2015-2016 Board year, additional retainers were paid as follows: Chair of the Nominating and Corporate Governance Committee, $15,000; Chair of the Management Planning and Development Committee, $20,000; Chair of the Audit Committee, $25,000; and independent Chairman of the Board, $275,000. Each of these additional retainers was paid in two equal installments, in May and November of 2015. The Chair of the new Patient Safety and Clinical Quality Committee received an annual retainer of $15,000, which was prorated for the 2015-2016 Board year and paid in March 2016, when that Committee was formally established. At least 75% of each additional retainer must be paid in shares of our common stock, with the remaining 25% paid in cash, unless the director elects to be paid an additional percentage in shares of common stock. As with the annual retainer, directors may elect to defer receipt of shares for additional retainers; any deferred shares are credited with dividend equivalents to the extent dividends are paid to stockholders.

All Other Compensation and Benefits

Directors are eligible to participate in the employee discount program and are subject to the same terms of the program as our employees. Directors are generally reimbursed for business expenses incurred directly in connection with their roles and duties on the Board, such as services provided by an executive assistant, travel, meals and lodging. We allow all directors to enroll themselves and their eligible dependents in our prescription drug benefit program, paying the same premium rates as employees. If a director retires from the Board with at least five years of service, we will allow continued participation in the prescription drug benefit plan for life, but the director must bear the full cost of the premium after retirement.

The following table shows amounts paid to each of our non-employee directors in 2015.

Non-Employee Director Compensation – 2015

NAME	FEES EARNED AND PAID IN CASH [1] ($)	CASH FEES ELECTED TO BE PAID IN STOCK [2] ($)	STOCK AWARDS [2] ($)	ALL OTHER COMPENSATION [3] ($)	TOTAL ($)
Richard M. Bracken [4]	93,514	—	279,819	1,500	374,833
C. David Brown II	—	75,000	225,000	1,866	301,866
Alecia A. DeCoudreaux [5]	—	81,667	245,000	—	326,667
Nancy-Ann M. DeParle	70,103	—	209,897	—	280,000
David W. Dorman	66	142,434	427,500	1,500	571,500
Anne M. Finucane	6	69,994	210,000	1,111	281,111
Jean-Pierre Millon	70,129	—	209,871	3,366	283,366
Richard J. Swift	76,250	—	228,750	3,366	308,366
William C. Weldon	—	70,000	210,000	1,500	281,500
Tony L. White	70,129	—	209,871	2,866	282,866

[1] The amounts shown include cash payments made in lieu of fractional shares to Mmes. DeParle and Finucane and Messrs. Bracken, Dorman, Millon and White.

[2] These awards are fully vested at grant and the amounts shown represent both the fair market value and the full fair value at grant. During 2015, each director received 2,111 shares of stock with a total value of approximately $210,000 (the mandatory annual stock retainer) on the date of grant; each director electing to receive the remaining annual retainer in stock also received 704 shares valued at $70,000 on the date of grant. Two directors also elected to receive their additional chair retainers in stock in lieu of cash. As of December 31, 2015, our directors had deferred receipt of shares of common stock as follows: Mr. Brown, 43,833 shares; Ms. DeCoudreaux, 3,280 shares; Ms. DeParle, 3,223 shares; Mr. Dorman, 15,837 shares; Ms. Finucane, 2,629 shares; Mr. Swift, 50,287; and Mr. Weldon, 9,657 shares.

[3] Represents Company costs for director prescription benefits for Ms. Finucane and Messrs. Brown, Millon and Swift. Also represents participation in our matching gifts program, under which director or employee contributors to the CVS Health Employee Political Action Committee may designate a charity to receive a matching contribution from the Company of up to $1,500. Messrs. Bracken, Dorman, Millon, Swift, Weldon and White participated in this program.

[4] Mr. Bracken joined the Board in January 2015. His compensation includes a pro rata retainer for the portion of the 2014-2015 Board year that he served.

[5] Ms. DeCoudreaux joined the Board in March 2015. Her compensation includes a pro rata retainer for the portion of the 2014-2015 Board year that she served.

AUDIT COMMITTEE MATTERS

ITEM 2: RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Company's Board of Directors (for purposes of this Item 2, the "Committee") has appointed Ernst & Young LLP ("Ernst & Young"), an independent registered public accounting firm, to audit the financial statements of the Company for the fiscal year ending December 31, 2016, and recommended to our full Board of Directors that it approve that appointment. We are submitting the appointment by the Committee to you for your ratification.

The Board of Directors unanimously recommends a vote FOR this proposal.

Audit Committee Report

During 2015, Committee was composed of five independent directors. Set forth below is the report of the Committee on its activities with respect to CVS Health's audited financial statements for the fiscal year ended December 31, 2015 (the "audited financial statements").

- The Committee has reviewed and discussed the audited financial statements with management;

- The Committee has discussed with Ernst & Young, CVS Health's independent registered public accounting firm, the matters required to be discussed under applicable auditing standards;

- The Committee has received the written disclosures and the letter from Ernst & Young pursuant to applicable requirements of the Public Company Accounting Oversight Board regarding Ernst & Young's communications with the Committee concerning independence, and has discussed with Ernst & Young its independence from the Company; and

- Based on the review and discussions referred to above and relying thereon, the Committee recommended to the Board of Directors that the audited financial statements be included in CVS Health's Annual Report on Form 10-K for the fiscal year ended December 31, 2015, for filing with the SEC.

Richard J. Swift, Chair   Richard M. Bracken   Nancy-Ann M. DeParle

Jean-Pierre Millon   Tony L. White

Independent Accounting Firm Independence and Fee Approval Policy

The Committee is directly responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm. The Committee has retained Ernst & Young as CVS Health's external audit firm since September 2007. In order to assure continuing external auditor independence, the Committee periodically considers whether there should be a rotation of the audit firm. Further, in conjunction with the mandated rotation of the external audit firm's lead engagement partner, the Committee and its chair are directly involved in the selection of Ernst & Young's new lead engagement partner. Based on its most recent evaluation of Ernst & Young, the members of the Committee believe that the continued retention of Ernst & Young to serve as the Company's independent registered public accounting firm is in the best interests of the Company and its stockholders.

All audit services, audit-related services and tax services were pre-approved by the Committee, and the Committee is ultimately responsible for audit fee negotiations associated with the retention of Ernst & Young. The Committee has considered whether Ernst & Young's provision of services is compatible with maintaining Ernst & Young's independence. The Committee's audit approval policy provides for pre-approval of audit, audit-related and tax services that are specifically described on an annual basis to the Committee and, in addition, individual engagements anticipated to exceed pre-established thresholds must be separately approved. The policy also requires specific approval by the Committee if total fees for audit-related and tax services would exceed total fees for audit services in any fiscal year. The policy authorizes the Committee to delegate to one or more of its members pre-approval authority with respect to permitted services, so long as such pre-approvals are reported to the full Committee at its next scheduled meeting.

Representatives of Ernst & Young will be at the Annual Meeting to answer your questions and will have the opportunity to make a statement if they so desire.

If you do not ratify the appointment of Ernst & Young, the Committee will reconsider its appointment, although in the event of reconsideration the Committee may determine that Ernst & Young should continue in its role. Even if you do ratify the appointment, the Committee retains its discretion to reconsider its appointment if it believes that reconsideration is necessary in the best interest of the Company and the stockholders.

Fees of Independent Accounting Firm

The following table summarizes the fees paid to Ernst & Young for services rendered during fiscal 2015 and 2014.

	FISCAL YEAR ENDED 12/31/15	FISCAL YEAR ENDED 12/31/14
Audit Fees [1]	$10,680,969	$8,846,157
Audit Related Fees [2]	$228,564	$709,335
Tax Fees [3]	$2,001,278	$1,800,550
All Other Fees	—	—

[1] Represents the aggregate fees and expenses billed for the audit of our consolidated financial statements and the audit of our internal control over financial reporting for the fiscal year, the reviews of the condensed consolidated financial statements included in our Quarterly Reports on Form 10-Q, audits of our insurance captives, services provided in connection with statutory and regulatory filings for the fiscal year, and consultations on technical matters. In 2015 and 2014, approximately $1.4 million and $0.6 million, respectively, relates to audit fees incurred in connection with the Company's acquisitions.

[2] Represents the aggregate fees billed for audit and other services that are typically performed by auditors, including audits of our employee benefit plans and independent review organization services, compliance reporting, non-financial metric reporting and certain agreed upon procedures.

[3] Represents the aggregate fees billed for tax compliance, consulting and related services.

EXECUTIVE COMPENSATION AND RELATED MATTERS

ITEM 3: PROPOSAL TO APPROVE, ON AN ADVISORY BASIS, THE COMPANY'S EXECUTIVE COMPENSATION AS DISCLOSED IN THIS PROXY STATEMENT

Background

We are asking our stockholders to approve, on an advisory basis, the compensation paid to our named executive officers, as described in the Compensation Discussion and Analysis ("CD&A") and the Executive Compensation section of this proxy statement. Although the advisory vote is not binding upon the Company, the Management Planning and Development Committee (for purposes of this Item 3, the "Committee"), which is responsible for designing and administering our executive compensation program, values our stockholders' opinions and will continue to consider the outcome of the vote in its ongoing evaluation of our executive compensation program.

At CVS Health, our executive compensation philosophy and practice reflect our unwavering commitment to paying for performance – both short- and long-term. We define performance as the achievement of results against challenging internal financial targets that take into account our results relative to that of our peer companies, as well as industry and market conditions. We believe that our multi-faceted executive compensation plans, with their integrated focus on short- and long-term metrics, provide an effective framework by which progress against our strategic goals may be appropriately measured and rewarded.

Our 2015 Vote; Stockholder Outreach

During the fall of 2014, we reached out to stockholders and offered to discuss our compensation programs, corporate governance and any other matters. We also had discussions with one of the leading proxy advisory firms, and obtained feedback from our institutional investors by means of an independent, third-party platform that provided collective data and comments. These conversations led us to redesign our 2015 proxy statement, clarify the explanation regarding our prohibition on tax gross-ups, modify our peer group and amend our stock option grant policy to explicitly prohibit the re-pricing of stock options without stockholder approval.

In 2015 we received a high level of stockholder support for our executive compensation program, with a 94% vote in favor. During the fall of 2015, we contacted our 50 largest stockholders, holders of approximately 50% of our outstanding common stock, and offered to discuss our compensation programs, corporate governance and any other matters. We had discussions with several stockholders and all were generally pleased with our business results and the link between performance and the compensation earned by key executives. Some key takeaways from our 2015 discussions were:

- The design of our long-term incentive plan ("LTIP"). The current structure for this plan is for awards that are subject to overlapping three-year cumulative performance periods, earned based on a Return on Net Assets metric, with settlement being equally divided between CVS Health common stock and cash. Several stockholders expressed a preference for the settlement of LTIP awards fully in common stock. The Committee discussed this matter in early 2016, and decided that beginning with LTIP grants for the 2016-2018 performance period, settlement will be made fully in common stock that will continue to have a required two-year holding period following settlement date.

- CEO long-term incentive components. Some stockholders suggested that the components should be more heavily weighted towards performance-based awards rather than time-based awards. For 2015, the weighting was 60% time-based RSUs and stock options and 40% performance-based LTIP. Beginning with the 2016 long-term incentive grants, we provided our CEO with a target long-term incentive pay mix that is split evenly between the performance-based LTIP program, and time-based RSUs and stock options. The Committee believes that this combination of long-term elements provides appropriate balance in support of the long-term growth of the Company.

 

Our 2015 Performance and Pay Actions

2015 was a successful year for the Company, with record net revenues of $153.3 billion and profitable growth in both of our main business segments. CVS Health performed favorably against the S&P 500 and the Retail index on several critical measures including net revenues, operating profit and operating income. Our positive 2015 results are reflected in the 2015 Executive Incentive Plan payouts to our named executive officers, or NEOs; similarly, the positive performance from 2013-2015 to improve Return on Net Assets is reflected in the LTIP payouts to our NEOs.

The Committee approved the following changes that became effective in 2015:

- We modified our peer group to more closely align it with the Company's retail and health care businesses; and
- We affirmed our existing commitment to our broad policy against tax gross-ups, particularly as it pertains to our executive officers.

Conclusion; Resolution

We urge stockholders to read the CD&A beginning on page 35 of this proxy statement, which describes in more detail how our executive compensation policies and procedures operate and are designed to achieve our compensation objectives, as well as the Summary Compensation Table and other related compensation tables and narrative appearing on pages 53 through 63, which provide detailed information on the compensation of our NEOs. The Committee and the Board of Directors believe that the policies and procedures articulated in the CD&A are effective in achieving our goals and that the compensation of our NEOs reported in this proxy statement has contributed to CVS Health's long-term success.

Stockholders are being asked to vote on the following resolution:

"RESOLVED, that the stockholders approve, on an advisory basis, the compensation of the CVS Health executive officers named in the Summary Compensation Table, as disclosed pursuant to the SEC's compensation disclosure rules (which disclosure includes the Compensation Discussion and Analysis, the compensation tables and other narrative executive compensation disclosures)."

The Board of Directors unanimously recommends a vote FOR this proposal.

 

Compensation Discussion And Analysis — Overview

Our Performance

For CVS Health, 2015 was a successful year. Here are some highlights:

Financial highlights

- We generated record revenues and healthy profit growth across the enterprise.

- Year-over-year, our pharmacy services segment revenues were up 13.5% and our retail/long-term care segment revenues rose 6.2%.

- We had a successful 2016 PBM selling season, with gross client wins of $14.8 billion and net new client business of $12.7 billion.

- Operating Profit, a component of our management incentive plan, increased by 7.4% year-over-year.

- Return on Net Assets (RoNA), the performance measure for our three-year long-term incentive plan, exceeded its target for the 2013-2015 performance period by 1.9%.

- Total shareholder return (TSR) for 2015 was 2.9%, outpacing both the retail sector index and the S&P 500 index as a whole.

- The Company generated free cash flow of $6.5 billion and returned more than $6 billion to stockholders through dividends and share buybacks.

Net Revenues ($ billions)
1 year growth of 10.0%



Operating Profit ($ billions)
1 year growth of 7.4%



2013-2015 Return on Net Assets (%)
Exceeded target by 1.9%



Total Shareholder Return (TSR) (%)
Outperformed S&P 500 in all three periods



Annual Cash Dividends ($ per share)
1 year increase of 27.3%



For more information on our financial performance and strategy, please refer to our Annual Report available at www.cvshealthannualmeeting.com.

Our Compensation Core Principles

Our executive compensation program has five core principles that drive our executive compensation philosophy. Management and the Committee believe these principles motivate our executive officers to take personal responsibility for the performance of the business and deliver long-term stockholder value, consistent with CVS Health's core values of Innovation, Collaboration, Caring, Integrity and Accountability:

	Support, Communicate and Drive Achievement	Of our business strategies and goals.
	Attract and Retain	The highest-caliber executive officers by providing compensation opportunities comparable to those offered by other companies with which we compete for business and talent.
	Motivate High Performance	From executive officers in an incentive-driven culture by delivering greater rewards for superior performance and reduced awards for underperformance.
	Align Interests	Of our executive officers and our stockholders, and foster an equity ownership environment.
	Reward Achievement	Of short-term results as well as long-term stockholder value creation.

How We Pay Our Executives

We achieve these objectives by employing the following elements of pay for our executives:

- Base salary
- Annual cash incentives
- Annual equity incentives, generally vesting over three to five years, in the form of RSUs and stock options
- Long-term performance-based incentives to reward achievement over a three-year period, generally payable in cash and common stock; beginning with the 2016 grant (to be reported in our 2017 proxy statement), long-term incentive plan awards will be settled 100% in common stock that will remain subject to a two-year holding period
- Retirement and health benefits
- Limited perquisites

For more information on our compensation core principles, and how we pay our executives, please refer to pages 39-40 of this proxy statement.

Our 2015 Executive Pay

The following shows the breakdown of reported 2015 compensation for our CEO and our other named executive officers.



CEO

Long-Term 73%
Performance Aligned 89%
Other 4%
Base Salary 7%
Annual Incentive Awards 16%
LTIP 38%
RSUs and Options 35%

All Other NEOs

Long-Term 61%
Performance Aligned 83%
Other 4%
Base Salary 13%
Annual Incentive Awards 22%
LTIP 35%
RSUs and Options 26%

For more information on reported 2015 compensation for our CEO and our other named executive officers, please refer to the Summary Compensation Table on page 53 of this proxy statement.

Leading Practices in Compensation Programs

Our pay practices align with our core compensation principles and facilitate our implementation of those principles. They also demonstrate our commitment to sound compensation and governance practices.

Our executive compensation program motivates executive officers to take personal responsibility for the performance of CVS Health	✔ Core Executive Compensation Principles Designed to Promote Company Growth ✔ Performance Measures Aligned with Stockholder Interests ✔ Majority of the Total Compensation Opportunity is Performance-Based ✔ LTIP Awards Settled in Common Stock that is Subject to Retention Requirement (Holding Period) ✔ Stock Ownership Guidelines
We apply leading executive compensation practices	✔ No Excise Tax Gross-Ups ✔ No Option Repricing ✔ No Recycling of Shares ✔ Recoupment Policy ✔ Broad Anti-Pledging and Hedging Policies ✔ Executive Severance Policy ✔ Limited Perquisites and Personal Benefits ✔ SERP Closed to New Participants ✔ Double Trigger Vesting of Equity Awards ✔ Board Committee Oversight of Comprehensive Annual Compensation Program Risk Assessment

For more information on our compensation practices, please refer to pages 39-52 of this proxy statement.

Stockholder Outreach - Compensation Actions

During the fall of 2014, we reached out to stockholders and offered to discuss our compensation programs, corporate governance and any other matters. We also had discussions with one of the leading proxy advisory firms, and obtained feedback from our institutional investors by means of an independent, third-party platform that provided collective data and comments. These conversations led us to redesign our 2015 proxy statement, clarify the explanation regarding our prohibition on tax gross-ups, modify our peer group and amend our stock option grant policy to explicitly prohibit the re-pricing of stock options without stockholder approval.

In 2015 we received a high level of stockholder support for our executive compensation program, with a 94% vote in favor. During the fall of 2015, we contacted our 50 largest stockholders, holders of approximately 50% of our common stock, and offered to discuss our compensation programs, corporate governance and any other matters. We had discussions with several stockholders and all were generally pleased with our business results and the link between performance and the compensation earned by key executives.

The design of our long-term incentive plan ("LTIP") was a common discussion point. The current structure for this plan is for awards that are subject to overlapping three-year cumulative performance periods, earned based on a Return on Net Assets metric, with settlement being equally divided between CVS Health common stock and cash. Several stockholders expressed a preference for the settlement of LTIP awards fully in common stock. The Committee discussed this matter in early 2016, and decided that beginning with LTIP grants for the 2016-2018 performance period, settlement will be made fully in common stock that will continue to have a required two-year holding period following settlement date.

Also during our 2015 outreach program, several stockholders suggested that the CEO long-term incentive components should be more heavily weighted towards performance-based awards rather than time-based awards. For 2015, the weighting was 60% time-based RSUs and stock options and 40% performance-based LTIP. Beginning with the 2016 long-term incentive grants, we provided our CEO with a target long-term incentive pay mix that is split evenly between the performance-based LTIP program, and time-based RSUs and stock options. The Committee believes that this combination of long-term elements provides appropriate balance in support of the long-term growth of the Company.

 

WHAT WE HEARD	WHAT WE HAVE DONE IN RESPONSE	INTENDED OUTCOME	WHEN EFFECTIVE
You deliver a portion of performance-based long-term incentives in cash; the Company should consider settling future LTIP awards fully in common stock	➡ Shift to 100% common stock-settled awards starting with the 2016-2018 LTIP cycle	➡ Brings our practices into better alignment with the marketplace	➡ 2016 awards vesting in 2018; outstanding awards vesting in 2016 and 2017 will continue to be paid in equal amounts of cash and common stock
The Company should consider increasing the portion of CEO long-term incentive pay that is based on awards considered to be performance-based	➡ Rebalanced the CEO's long-term incentive mix at target to be evenly split between performance-based LTIP and time-based RSU and stock option awards, versus current mix of 60% time-based and 40% performance-based	➡ Increases the portion of the CEO's compensation that is considered to be performance-based	➡ 2016 awards

Supporting our Executive Compensation Program

We believe that our executive compensation program is consistent with our core compensation principles and is structured to assure that those principles are implemented. Through our stockholder outreach program, we have obtained helpful feedback on the program and have made certain modifications to implement our stockholders' suggestions. With those changes, we believe that our major stockholders generally approve of our core compensation principles and our executive compensation program, and we believe our stockholders as a whole should support them as well.

Compensation Discussion and Analysis

Introduction

This section explains how our executive compensation programs are designed and operate with respect to our named executive officers, who for 2015 are:

- Larry J. Merlo, President and Chief Executive Officer (CEO);
- David M. Denton, Executive Vice President (EVP) and Chief Financial Officer (CFO);
- Helena B. Foulkes, EVP and President – CVS Pharmacy;
- Jonathan C. Roberts, EVP and President – CVS Caremark; and
- Thomas M. Moriarty, EVP, Chief Health Strategy Officer and General Counsel.

CVS Health Values

When determining compensation awards and incentive payments, the Committee validates that results were achieved in line with the Company's five core values:

- **Innovation**: Demonstrating openness, curiosity and creativity in the relentless pursuit of delivering excellence.
- **Collaboration**: Sharing and partnering with people to explore and create things that we could not do on our own.
- **Caring**: Treating people with respect and compassion so they feel valued and appreciated.
- **Integrity**: Delivering on our promises; doing what we say and what is right.
- **Accountability**: Taking personal ownership for our actions and their results.

Executive Compensation Philosophy and Core Principles

The Committee establishes our executive compensation philosophy and oversees its implementation. The Committee has identified five core principles that drive our philosophy and that management and the Committee believe motivate our executive officers to continually improve our performance and operations, encourage personal responsibility for performance and deliver long-term stockholder value.

	**Support, Communicate and Drive Achievement**	Of our business strategies and goals.
	**Attract and Retain**	The highest-caliber executive officers by providing compensation opportunities comparable to those offered by other companies with which we compete for business and talent.
	**Motivate High Performance**	From executive officers in an incentive-driven culture by delivering greater rewards for superior performance and reduced awards for underperformance.
	**Align Interests**	Of our executive officers and our stockholders, and foster an equity ownership environment.
	**Reward Achievement**	Of short-term results as well as long-term stockholder value creation.

Elements of Compensation

The Committee believes each component of our executive compensation program furthers one or more of our five core principles, as outlined in the following chart:

COMPENSATION ELEMENT AND KEY FEATURES	PRINCIPLES SUPPORTED: SUPPORT, COMMUNICATE AND DRIVE ACHIEVEMENT	ATTRACT AND RETAIN	MOTIVATE HIGH PERFORMANCE	ALIGN INTERESTS	REWARD ACHIEVEMENT
Base Salary • Provides minimum, fixed level of cash compensation commensurate with experience, role and responsibility • Reviewed annually and adjusted periodically based on comparability to market peers, position responsibility, individual qualifications, Company and individual performance and corporate profitability		✓			
Annual Cash Incentive • Rewards near-term value-added decisions • Targets are set as percentage of base salary • Payments reflect performance against operating profit target • Maximum pool based on small percentage of Adjusted Net Income and maximum payouts are capped as a percentage of base salary	✓	✓	✓		✓
Long-Term Incentive Plan (“LTIP”) • Rewards multi-year financial success • Target awards are established at start of cycle based on competitive pay information, level of responsibility, and desired mix of long-term incentive pay relative to other pay components • Historically have been paid equally in cash and common stock based on meeting pre-established performance goals during performance cycles; starting with the 2016-2018 performance cycle, awards will be settled 100% in common stock • Minimum performance threshold (below which no payment will be made) and capped maximum payouts • Executive prohibited from selling or trading shares for two years following payment date	✓	✓	✓	✓	✓
Stock Options and Restricted Stock Units (“RSUs”) • Rewards creation of long-term value by encouraging executives to focus on long-term financial progress • Annual nonqualified stock option grants with seven-year terms that vest in four equal installments on first, second, third and fourth anniversaries of the grant date and return value only to extent that stock price appreciates • Annual RSU awards vest upon continued employment; annual RSU awards for named executive officers vest in two equal installments, on third and fifth anniversaries of grant date • Target awards established based on competitive pay information, level of responsibility and emphasis on long-term incentive pay as key component of the executive pay program	✓	✓	✓	✓	✓
Deferred Compensation Plan and Deferred Stock Compensation Plan (“DSP”) • Provide savings in a tax-efficient manner and enhance focus on stock ownership • Offers variety of investment choices, none of which represents an above-market return, with up to a 5% match on eligible deferred compensation, offset by match under qualified defined contribution plan • DSP units fluctuate in value based on the performance of common stock		✓		✓	

Linking Pay to Performance

For 2015, as in previous years, the Committee reviewed an historical assessment of the relationship between CVS Health's performance and executive pay relative to our 2015 Peer Group (as described below). The following graphs illustrate the results of the Committee's core assessment and illustrate the relationship between:

(1) our CEO's real compensation (base salary earned, incentives earned, value of restricted shares or RSUs that vest during the period, value of stock options exercised during the period, and changes in value of unvested restricted shares/RSUs and unexercised options held during the period); and

(2) CVS Health's performance as measured by total shareholder return ("TSR") – over one-year (2014) and three-year (2012 – 2014) periods (the most recent periods for which financial and compensation data were available at the time).

In the following graphs, data points that are within the shaded area designate ideal pay-performance relationships. Data points below the shaded area identify peer companies where pay was lower than expected given the organization's performance, and those data points above the shaded area suggest the opposite.

1-Year CEO Compensation Realized Percentile vs. Total Shareholder Return Percentile



3-Year CEO Compensation Realized Percentile vs. Total Shareholder Return Percentile



In the graph above, compensation realized by CVS Health's CEO in 2014 ranked at the 84th percentile, our TSR ranked at the 89th percentile, indicating that our CEO's realized compensation was in the range that characterizes an ideal pay-for-performance alignment.

Similarly, the graph above illustrates the relationship between CEO pay rank and the relative return to stockholders for CVS Health and the 2015 Peer Group over the 3-year period 2012 to 2014. Relative compensation rests just outside of the range that characterizes ideal pay-for-performance alignment.

These assessments demonstrate the Committee's commitment to maintaining practices that ensure our executive compensation aligns with results in a manner that benefits our investors.

Annual Decision-Making Process

Pay Positioning. Each year, our management recommends for Committee approval financial performance targets that are challenging and, if achieved, would deliver superior value to stockholders. Consistent with these ambitious performance targets, CVS Health positions its aggregate target total direct compensation (base salary plus annual and long-term incentives) for its executive officers at competitive pay levels using the median of our peer group for reference. Positioning varies by job and the Committee considers a number of factors including market competitiveness, specific duties and responsibilities of the executive versus those of peers and succession planning. The Committee believes it is appropriate to reward the executive management team with compensation above the competitive median if the ambitious financial targets associated with the variable pay programs are exceeded in a way that is consistent with the Company's core values. Conversely, if the financial targets are not met, awards are reduced to levels that rest below the median.

Benchmarking. Each year, the Committee reviews the peer group against which financial performance and compensation competitiveness are assessed. The 2015 Peer Group was constructed to recognize that CVS Health competes for talent outside of its specific industry segments. The 2015 Peer Group consisted of the following companies from across general industry that are similar to CVS Health in terms of industry affiliation, labor market, and operating and character image:

2015 PEER GROUP MEMBERS	REVENUES FOR 12 MONTHS ENDED DECEMBER 31, 2015 ($B)	MARKET CAPITALIZATION AS OF DECEMBER 31, 2015 ($B)
AmerisourceBergen Corp.	$139.1	$21.5
The Boeing Company	96.1	97.0
Comcast Corporation	74.5	138.7
Costco Wholesale Corporation	116.6	71.0
Express Scripts Holding Company	101.8	59.1
The Home Depot, Inc.	86.7	167.7
Johnson & Johnson	70.1	284.3
The Kroger Co.	108.9	40.4
Lowe's Companies, Inc.	58.4	69.7
McKesson Corporation	189.1	45.4
Merck & Co., Inc.	39.5	148.0
PepsiCo, Inc.	63.1	146.1
Pfizer Inc.	48.9	199.3
The Procter & Gamble Company	69.4	216.0
Target Corporation	73.9	44.9
UnitedHealth Group Incorporated	157.1	112.1
Walgreens Boots Alliance, Inc.	112.9	92.4
Wal-Mart Stores, Inc.	484.0	196.8
The Walt Disney Company	54.3	178.6
CVS Health Corporation	**$153.3**	**$107.6**
Percentile, Relative to 2015 Peer Group	**88%**	**48%**

2016 Peer Group

In late 2015, the Committee approved a new peer group to be used to make award recommendations and set target compensation levels for 2016. In consultation with its independent compensation consultant, the Committee removed Lowe's Companies, Inc. from the peer group, as there was a lower level of overall comparability to CVS Health than the other peer group companies. No other changes were made. The Committee believes that the peer group is a good representation of the market in which CVS Health competes for talent, when taking into consideration CVS Health's size, industry affiliation, and operating model.

Annual Decision-Making

Preliminary financial results and total compensation market data for our executives are reviewed in November of each year, together with any stockholder comments received on our executive compensation program.

The following January, the Committee reviews preliminary financial results with respect to TSR, growth in revenue, GAAP operating income growth, and diluted GAAP EPS growth and considers incentive award payouts for the completed fiscal year. For named executive officers other than the CEO, final decisions on actual incentive awards for the prior year are made in February after Committee review of the CEO's assessment of individual executive contribution and performance.

The CEO's performance is reviewed separately. In January, the CEO presents to the independent directors a self-assessment of his performance against his Board-approved strategic, operational and financial goals. The Chairman of the Board and the Committee Chair then meet privately with all of the independent directors to consider the CEO's performance. Committee members consult with their independent compensation consultant and consider the independent directors' assessments in reviewing the CEO's total compensation and determining his annual incentive compensation award and equity compensation grants.

The final step in the annual planning and decision making process occurs in the February – March timeframe, when the Committee establishes financial targets and approves any base salary changes and individual target incentive award levels for the current year. The annual cycle of reviewing and developing the Company's executive compensation programs and pay levels is a multi-step process that incorporates input from management, peer group information, consideration of say-on-pay results, and both short- and long-term Company results compared to objectives, as well as consultation with an independent compensation consultant.

Throughout the annual compensation cycle, Committee decisions incorporate and reflect our deep commitment to the Company's five core values: Innovation, Collaboration, Caring, Integrity, and Accountability.

Pay Mix

Cash versus Non-Cash Compensation

The Committee recognizes the competitive need for an appropriate amount of cash compensation, comprised of base salary, annual incentive pay and the cash portion of a long-term target incentive award. As part of its annual review of the competitiveness and effectiveness of our compensation program, the Committee monitors the relative levels of cash and non-cash compensation to ensure that the mix includes appropriate amounts of both components.

Fixed versus Variable Compensation

The annual incentive program, long-term target incentive plans and service-based equity award program tie a significant amount of variable compensation to an executive's continued employment (subject to the vesting and forfeiture provisions of our incentive plan and individual equity grant agreements) and the performance of CVS Health common stock over the vesting and option exercise periods.

For fiscal year 2015, the percentage of target total direct compensation represented by at-risk pay (target annual incentives and long-term incentives consisting of stock options, RSUs and long-term performance incentive awards) for CVS Health's named executive officers was as set forth in the table to the right:



Target Total Direct Compensation Mix (%)

	Base Salary	Target Short Term	Target Long Term
Merlo	9%	18%	73%
Denton	14%	21%	65%
Foulkes	16%	24%	60%
Roberts	14%	21%	65%
Moriarty	14%	21%	65%

Components of Executive Compensation Program and 2015 Compensation Decisions

The Committee recognizes that while stock prices are generally a good indicator of corporate performance over time, external factors that are beyond CVS Health's influence may impact its stock price. Consequently, in addition to stock price, the Committee believes that other performance indicators, including profitability and sound financial management of our working capital, should also be factored into our executive compensation program. The Committee has designed its executive compensation program in a manner intended to achieve these objectives by balancing fixed and variable pay, as well as long- and short-term incentives.

Base Salary

The Committee annually reviews the base salaries of all senior officers, including the named executive officers, and adjusts them as needed to maintain competitiveness and consistency with evolving responsibilities. The process includes an analysis by our independent compensation consultant of the responsibilities and associated total compensation of each executive as related to the total compensation of comparable executives in our peer group. Upon consideration of this competitive market analysis as well as consideration of contributions and results, the base salaries for our named executive officers were increased in April 1, 2015 as illustrated below. The primary factors for the salary increases for Messrs. Denton and Roberts and Ms. Foulkes were market adjustments, in conjunction with their ongoing contributions and performance. Other considerations in addition to the market review that were incorporated into the changes include: for Mr. Merlo, his critical role in rebranding our company to CVS Health, enhancing our focus towards a greater commitment to improving consumer health care experiences, and for driving related innovations; and for Mr. Moriarty, expansion of his responsibilities to include health care strategy, enterprise business development, pharmaceutical purchasing and retail network contracting.

EXECUTIVE NAME AND 2015 TITLE(S)	2014 SALARY	2015 SALARY	PERCENTAGE INCREASE
Larry J. Merlo, President and CEO	$1,350,000	$1,630,000	21%
David M. Denton, EVP and CFO	$825,000	$850,000	3%
Helena B. Foulkes, EVP and President – CVS Pharmacy	$850,000	$950,000	12%
Jonathan C. Roberts, EVP and President – CVS Caremark	$900,000	$950,000	6%
Thomas M. Moriarty, EVP, Chief Health Strategy Officer and General Counsel	$670,000	$750,000	12%

Annual Incentive Awards

The Executive Incentive Plan (the "EIP") was originally established in 2014 and is designed to provide flexibility around incentive payouts to named executive officers by rewarding achievement of certain objectives and strategic growth initiatives while preserving the tax deductibility of those payments under Internal Revenue Code Section 162(m) ("IRC 162(m)"). Under the EIP, a maximum pool is created that can be used to pay annual incentives to named executive officers. For 2015, the pool formula was 0.5% of Adjusted Income from Continuing Operations Attributable to CVS Health. At the beginning of 2015, the Committee established a target for each named executive officer as a reference point to determine actual payouts. The target award opportunity is expressed as a percentage of base salary and is determined using a variety of factors, including CVS Health's 2015 Peer Group practices and the desired ratios of cash to non-cash and fixed to variable compensation for each named executive officer. The Committee also set individual limits on awards, expressed as a percentage of the pool and salary.

Since market compensation practices, including incentive opportunity, differ by job, our target bonus opportunities as a percentage of base salary vary for our named executive officers, as follows:

EXECUTIVE NAME	TARGET OPPORTUNITY AS A PERCENTAGE OF SALARY	MAXIMUM PORTION OF POOL	MAXIMUM PAYOUT AS A PERCENTAGE OF SALARY
Larry J. Merlo	200%	30.0%	500%
David M. Denton	150%	15.0%	400%
Helena B. Foulkes	150%	15.0%	400%
Jonathan C. Roberts	150%	15.0%	400%
Thomas M. Moriarty	150%	15.0%	400%

2015 Management Incentive Plan Funding

As a starting point for evaluating annual EIP awards, the Committee considered performance results under our Management Incentive Plan (the "MIP"), a program maintained for a broad portion of the employee population, and for our named executive officers prior to the establishment of the EIP.

The 2015 performance targets under the MIP were as follows:

	OPERATING PROFIT (80% WEIGHTING)		RETAIL CUSTOMER SERVICE/PBM CLIENT SATISFACTION (20% WEIGHTING)
	LEVEL OF PERFORMANCE ACHIEVED	LEVEL OF PAYOUT % OF TARGET	
Below Minimum	<96.9% of Target	0%	0%
Threshold	96.9% of Target	30%	25%
Target	$9,563.0 million	100%	100%
Maximum	>102.5% of Target	200%	100%
Actual	$9,586.0 million	100%	96.5%
Funding (adjusted for Retail Customer Service/PBM Client Satisfaction)		99.3%	

The Committee used MIP funding of 99.3% as its starting point for evaluating actual payments under the EIP because it believes that Operating Profit, Retail Service and PBM Client Satisfaction are appropriate performance metrics for annual incentives and that each named executive officer is responsible for delivering on those metrics. The Committee also believed that these metrics were challenging and would serve as an appropriate measure of management's success in delivering short-term stockholder value while maintaining momentum toward the achievement of longer-term financial progress.

The Committee exercises judgment in determining individual EIP awards and does not assign specific weights to the factors it considers. Mr. Merlo's annual incentive award for 2015 was modestly above his applicable reference point and significantly below his maximum payout allowed under the EIP, as shown in the table on page 46. His award was determined based on his overall contributions to enterprise performance, including leadership during the acquisitions of Omnicare, Inc. and the pharmacy and clinic businesses of Target Corporation (the "Target transaction"), while positioning the Company for further growth and improvements in the consumer health care business. Specifically, Mr. Merlo expanded the breadth of the Company's leading assets by adding the long-term pharmacy care channel and expanding the retail outlet through the Target transaction. The addition of these integrated assets enables the Company to partner more broadly across the health care landscape with payors, patients and providers. In making its incentive award decision, the Committee acknowledged that Mr. Merlo provided outstanding leadership in driving the growth of the Company. The primary factors in determining the 2015 annual incentive awards for the remaining named executive officers were: for Mr. Denton, his efforts to generate free cash flow, strengthen our balance sheet and improve our working capital position, in addition to providing critical leadership with the financing transactions associated with acquisitions; for Ms. Foulkes, continued strong performance in the retail/long-term care segment with year-over-year revenue growth of 6.2% and the successful consummation of the Target transaction; for

 

Mr. Roberts, significant contributions to the Company and continued strong performance in the pharmacy services business, including the successful 2016 PBM selling season with gross client wins of $14.8 billion and net new client business of $12.7 billion, in addition to year-over-year pharmacy services segment revenue growth of 13.5%; and for Mr. Moriarty, significant achievement in advancing our position on strategic matters including health care strategy, enterprise business development, and oversight of our leading generic sourcing venture, Red Oak, as well as providing substantial leadership related to our acquisitions.

The following table shows the actual annual incentive award payouts earned based on the factors outlined above:

2015 Executive Incentive Plan Awards

EXECUTIVE NAME	BASE SALARY	MINIMUM	RANGE OF POTENTIAL PAYMENTS		ACTUAL EIP AWARD FOR 2015
			99.3% OF REFERENCE TARGET BASED ON MIP RESULTS	MAXIMUM PERMITTED UNDER CAP AS A % OF SALARY	
Larry J. Merlo	$1,630,000	$0	$3,237,180	$8,150,000	$3,725,000
David M. Denton	$850,000	$0	$1,266,075	$3,400,000	$1,450,000
Helena B. Foulkes	$950,000	$0	$1,415,025	$3,800,000	$1,415,000
Jonathan C. Roberts	$950,000	$0	$1,415,025	$3,800,000	$1,770,000
Thomas M. Moriarty	$750,000	$0	$1,117,125	$3,000,000	$1,300,000

Long-Term Incentive Compensation

The Committee believes strongly in the use of long-term incentive compensation for executives to reinforce four strategic objectives:

- Focus on the importance of returns to stockholders;
- Promote the achievement of long-term performance goals;
- Encourage executive retention; and
- Promote meaningful levels of Company stock ownership by executives.

The key elements of the Company's long-term incentive compensation plans (the "LTI plans") are:

(1) an annual stock option and RSU grant, which vest upon continued employment with the Company, and

(2) long-term performance incentive awards under our long-term incentive plan ("LTIP"), generally paid equally in cash and Company common stock, to reward financial success over periods greater than one year.

The Committee believes that the LTI plans properly balance the incentives required to drive achievement of the four strategic objectives above, with the amount and timing of the rewards dependent on the successful achievement of Company objectives. The structure also reinforces the alignment between executive and stockholder interests. All three of these long-term compensation elements are delivered under the provisions of our 2010 Incentive Compensation Plan ("ICP").

On the following pages we discuss targets set for long-term performance incentive awards for the 2015-2017 performance period, as well as payouts for the 2013-2015 performance period. Payouts for these cycles, as well as for the 2014-2016 performance period, will be paid equally in cash and Company common stock. Starting with the 2016-2018 performance cycle, awards will be settled 100% in Company common stock. Executives will be permitted to have the Company withhold shares to satisfy tax withholding obligations. Shares issued will continue to be subject to a two-year holding requirement.

As described above, this modification is responsive to suggestions received from our stockholders during our 2015 stockholder outreach effort. Settling the long-term performance incentive awards in this way will result in a change to our Summary Compensation Table disclosure methodology starting with the 2017 proxy statement because future awards will be reported entirely in the non-equity incentive plan column in the year of payment, following the three-year performance cycle.

To determine the overall opportunity and appropriate mix of equity instruments, the Committee considers a variety of factors, including competitive market positioning against comparable executives of the companies in the 2015 Peer Group, potential economic value realized, timing of vesting and taxation. Along with a review of 2015 Peer Group long-term incentive award practices, the Committee considers the retentive value of the unvested equity awards held by each executive officer to determine whether additional awards to secure continued employment with the Company are warranted. For named executive officers other than the CEO, the Committee also considers the CEO's recommendations.

2015 Long-Term Incentive Opportunities and Awards

The Committee reviewed all aspects of our LTI plans, including competitiveness of the executive's target award opportunities, the impact on shares outstanding and the timing and potential economic impact offered by future vesting of RSU grants and vesting and exercise of stock option grants. Based on this review, the Committee adopted the target mixes for long-term incentives for named executive officers in 2015 set forth in the table to the right. The target for LTIP reflects awards granted in 2015 for the 2015-2017 performance period. Payment, if any, with respect to the award depends on performance against long-term goals and would not be made until 2018. The targets for options and RSUs reflect targets for awards that will be granted in 2016 based on 2015 performance. Actual awards vary based on individual performance.



Long-Term Incentive Target Mix (%)

The Committee annually reviews the weighting and components of our long-term incentive (LTI) compensation programs. The structure currently in place provides for an equal weighting of performance-based LTI (LTIP) and time-based LTI (RSUs and stock options) for NEOs other than the CEO. During our 2015 outreach program, several stockholders suggested that the CEO LTI weighting should also be equally split, rather than the current weighting of 60% time-based and 40% performance-based. Beginning with the 2016 LTI grants, we will align the CEO with the other NEOs by providing our CEO with an LTI pay mix that is split evenly between the LTIP program on one hand, and RSUs and stock options on the other hand.

As in the past, each of our performance- and equity-based long-term incentives will continue to be earned independently, meaning that successful achievement of any of the financial goals established for any of the LTI plans will not trigger or accelerate vesting of the RSU or stock option grants; similarly, any awards payable under the LTIP will be based solely on results as measured against the relevant performance metric and will not be affected by any value realized by the RSU or stock option grants.

2015 Option and RSU Grants. Equity grants are made on a predetermined date consistent with the Committee's equity grant practices. For fiscal 2015, the grant date was April 1, the first business day of the second quarter. The full grant date fair value of stock options and RSUs granted to each named executive officer during fiscal 2015 is shown in the Summary Compensation Table on page 53. Options have a term of seven years and typically vest in four equal annual installments. The annual RSU grants to our named executive officers vest in two equal installments: 50% on the third anniversary of the grant date and 50% on the fifth anniversary of the grant date.

Additional information about the 2015 awards to each of our named executive officers, including stock option exercise price and the number of shares subject to each award, is shown in the Grants of Plan-Based Awards Table on page 55.

2015-2017 LTIP Awards. The LTIP focuses on sustainable financial progress and optimal use of the Company's assets, to improve our working capital and free cash flow, modified by the market's view of the Company's achievements through TSR. The LTIP for the three-year performance period from 2015-2017 is based on performance against our three-year return on net assets goal. The Committee included a relative shareholder return modifier to the LTIP awards. As a result, LTIP awards will be reduced or increased if total shareholder return over the three-year performance period relative to the S&P 500 falls outside of a defined range. Specifically, after the return on net assets performance results are certified, the award will be modified up or down as follows:

IF TOTAL SHAREHOLDER RETURN OVER THE THREE-YEAR PERFORMANCE PERIOD IS:	THEN THE MULTIPLIER IS:
At or above 66th percentile	125%
At or above the 33rd percentile and below the 66th percentile	100%
Below the 33rd percentile	75%

The Committee believes that the modifier is designed to result in meaningful adjustments to awards based on relative total shareholder return, rewarding performance in the top third of the S&P 500 and penalizing performance in the bottom third, and further believes that this is a common approach used in the market.

LTIP awards for the 2015-2017 performance period are paid in a combination of common stock and cash. Beginning with awards granted in 2016 for the 2016-2018 performance period, awards will be settled only in common stock. In either case, all common stock awarded is subject to a mandatory two-year holding period, which further reinforces an alignment of executives' interests with that of our stockholders. The cash portion of LTIP awards prior to 2016 is consistent with the overall pay mix determined by the Committee, and participants may elect to use some or all of the cash portion for payment of withholding taxes. The target cash portion of the long-term incentive compensation component generally will not exceed 25% of the total target long-term compensation.

2015-2017 Performance Period Target Awards

EXECUTIVE NAME	TARGET LTI PLAN AWARD FOR 2015-2017 PERFORMANCE PERIOD
Larry J. Merlo	$5,500,000
David M. Denton	$2,000,000
Helena B. Foulkes	$1,750,000
Jonathan C. Roberts	$2,250,000
Thomas M. Moriarty	$1,750,000

2013-2015 LTIP Awards – Payments. All of the executive officers listed in the Summary Compensation Table received payments in 2015 for awards granted in 2013 for the 2013-2015 LTIP performance period. The target performance goal was Return on Net Assets (RoNA) of 36.42%. The following table sets forth minimum, threshold and maximum goals, the range of potential payouts as a percent of target and the actual results for the 2013-2015 performance period:

	% OF RoNA TARGET	PAYOUT LEVEL AS A % OF TARGET
Minimum	<98.2%	0%
Threshold	98.5%	40%
Target (36.42%)	100.0%	100%
Maximum	102.6%	200%
Actual (37.11%)	101.9%	173%

Relative total shareholder return vs. the S&P 500 over the three-year period was at the 84th percentile. When the 125% multiplier was applied, the resulting payout percentage for the 2013-2015 LTIP was 217%.

2013 – 2015 LTI Plan Opportunities and Actual Award Payments

EXECUTIVE NAME	MINIMUM AWARD (% OF TARGET)	THRESHOLD AWARD (% OF TARGET)	TARGET AWARD (% OF TARGET)	MAXIMUM AWARD (% OF TARGET)	MAXIMUM AWARD AFTER TSR MULTIPLIER (% OF TARGET)	ACTUAL TOTAL AWARD AT 217%	ACTUAL CASH PORTION OF AWARD ($)	ACTUAL STOCK PORTION OF AWARD (# OF SHARES)
Larry J. Merlo	0%	40%	100%	200%	250%	$11,935,000	$5,967,596	61,412
David M. Denton	0%	40%	100%	200%	250%	$3,255,000	$1,627,597	16,748
Helena B. Foulkes	0%	40%	100%	200%	250%	$1,736,000	$868,078	8,932
Jonathan C. Roberts	0%	40%	100%	200%	250%	$3,255,000	$1,627,597	16,748
Thomas M. Moriarty	0%	40%	100%	200%	250%	$2,712,500	$1,356,298	13,957

Supplemental Executive Retirement Plan

We maintain an unfunded supplemental retirement plan (the "SERP"), which is designed to supplement the retirement benefits of selected executive officers. The SERP is a legacy plan in which participation has decreased over the years as individuals have retired, and we have not provided SERP benefits to new participants since 2010. Mr. Merlo is the only active executive officer in the SERP. Mr. Merlo has reached the maximum amount of service under the SERP based on his more than 30 years with the Company. As a result, any increase to his benefit would be primarily as a result of performance-based bonuses. See the Pension Benefits Table on page 59 for more information.

Other Benefits

The Company maintains medical and dental benefits, life insurance and short- and long-term disability insurance programs for all of its employees. Executive officers are eligible to participate in these programs on the same basis and with the same level of financial subsidy as our other salaried employees.

Executive officers may participate in the CVS Future Fund, which is our qualified defined contribution, or 401(k), plan. An eligible CVS Health employee may defer up to 85% of his or her total eligible compensation, defined as salary plus annual incentive, to a maximum defined by the IRS; in 2015, that maximum was $18,000 plus an additional $6,000 for those age 50 and above. After the first full year of employment, CVS Health will match the employee's deferral dollar-for-dollar up to a maximum equaling 5% of total eligible compensation. CVS Health's matching cash contributions into the CVS Health Future Fund for the named executive officers who participated are a component of the All Other Compensation Table on page 54.

We offer other benefits that are available to eligible employees, including executive officers, as follows.

Deferred Compensation Plan and Deferred Stock Plan

Eligible executive officers may choose to defer earned and vested compensation into the CVS Health Deferred Compensation Plan (the "DCP") and the CVS Health Deferred Stock Compensation Plan (the "DSP"), which are available to any U.S. employees meeting the Plans' eligibility criteria. The plans are intended to provide retirement savings in a tax-efficient manner and to enhance stock ownership. The DCP offers a variety of investment crediting choices, none of which represents an above-market return. The individual contributions of each of the named executive officers during fiscal 2015 to the DCP and the DSP, including earnings on those contributions, any distributions during 2015 and total account balances as of the end of 2015, are shown in the Nonqualified Deferred Compensation Table on page 60.

Perquisites and Other Personal Benefits

We provide the following personal benefits to our named executive officers:

- Financial planning: An allowance to cover the cost of a Company-provided financial planner to assist with personal financial and estate planning. We believe it is important to provide to our executives the professional expertise required to ensure that they maximize the efficiencies of our compensation and benefit programs and are able to devote their full attention to the management of the Company.

- Limited personal use of corporate aircraft: We maintain corporate aircraft that may be used by our employees to conduct Company business. Pursuant to an executive security program established by the Board upon the Committee's recommendation, the CEO is required to use our aircraft for all travel needs, including personal travel, in order to minimize and more efficiently use his travel time, protect the confidentiality of his travel and our business, and enhance his personal security. Certain other named executive officers were also permitted to use our corporate aircraft for personal travel on a very limited basis during fiscal 2015.

- Home security: An allowance to the named executive officers to cover the costs of the installation and maintenance of home security monitoring systems. While the Committee believes these security costs are business expenses, disclosure of these costs as personal benefits is required.

The value of all of these items is treated as income taxable to the executives. We provide no reimbursement nor do we pay the taxes or any other expenses associated with these costs on behalf of the executives.

The aggregate incremental cost to the Company of providing these personal benefits to each of the named executive officers during fiscal 2015 is shown in the Summary Compensation Table on page 53.

Key Policies Related to Compensation
Recoupment

Effective with performance cycles beginning in 2009, we have maintained a recoupment policy that applies to all annual and long-term incentive awards granted to executive officers. The policy applies in cases where financial or operational results used to determine an award amount are meaningfully altered based on fraud or material financial misconduct (collectively, "Misconduct"), as determined by the Board, and apply to any executive officer determined to have been involved in the Misconduct.

The policy applies to Misconduct committed during the performance period that is discovered during the performance period or the three-year period following the performance period. The policy allows us to recoup the entire award, not only excess amounts generated by the Misconduct, subject to the determination of the Board, and the policy may apply even where there is no financial restatement.

CVS Health's Anti-Gross-Up Policy

CVS Health adopted a broad policy against tax gross-ups several years ago. It is notable that when the policy was first adopted, there was an exception for gross-ups payable pursuant to pre-existing agreements. However, in 2012 our executives amended their existing employment and change in control agreements to eliminate any tax gross-ups potentially payable in connection with a change in control. This was done voluntarily, and without any additional compensation. The only current exception to our anti-gross-up policy is for tax payments that may be due under our broad-based relocation policy, which is applicable to a large number of employees (i.e., those who must relocate upon hire, transfer or promotion).

Insider Trading Policy, Including Anti-Pledging and Hedging

A significant percentage of executive compensation is payable in CVS Health common stock, in the form of RSUs and stock options. The Board and executive management of CVS Health take seriously their responsibilities and obligations to exhibit the highest standards of behavior relative to selling and trading our stock. All transactions in our stock contemplated by any director, executive officer or designated employee who has a significant role in, or access to, our financial reporting process (collectively "Insiders"), must be pre-cleared by either the General Counsel or the Corporate Secretary. Insiders are generally prohibited from trading in any of our securities except during periods of varying length beginning shortly after the release of our financial results for each quarter, and Insiders and other employees may be required to refrain from trading during other designated periods when significant developments or announcements are anticipated. In addition, it is our policy that Insiders and other employees may not engage in any of the following activities with respect to our securities:

- Trading in our securities on a short-term basis (stock purchased in the open market must be held for at least six months);

- Purchasing stock on margin or pledging our stock or any stock incentive award as collateral for a loan or margin account;

- Engaging in short sales or purchases of our stock;

- Buying or selling puts, calls, exchange traded options or other derivative securities; or

- Engaging in any other hedging transactions, which includes transactions designed to offset any decrease in the market value of equity securities.

Our most senior executives and Board members are generally required to transact in our stock pursuant to a 10b5-1 trading plan, and our other executives are encouraged to use trading plans. A trading plan is a contract that allows the individual to sell a pre-determined number of shares at a time in the future when conditions in the plan are met. However, there are extensive guidelines that govern the use of 10b5-1 trading plans including the timing of entry or modification of a plan, the price at which shares will be traded, a "cooling off" period during which no trades can take place, minimum and maximum terms, restrictions on the number of plans an individual can maintain, a prohibition on trading outside of the plan, and pre-approval of plans (and any modification of plans) by the General Counsel or Corporate Secretary.

Agreements with Executive Officers

As previously disclosed, we have an employment agreement (the "Employment Agreement") with Mr. Merlo and change in control agreements (the "CIC Agreements", and together with the Employment Agreement, the "Agreements") with Messrs. Denton, Roberts and Moriarty and Ms. Foulkes.

The Committee believes that the interests of stockholders are best served by ensuring that the interests of our senior management are aligned with our stockholders. The change-in-control provisions of the Agreements are intended to eliminate, or at least reduce, the reluctance of senior management to pursue potential change-in-control transactions that may be in stockholders' best interests. The Agreements serve to eliminate distraction caused by uncertainty about personal financial circumstances during a period in which CVS Health requires focused and thoughtful leadership to ensure a successful outcome. Accordingly, the Agreements provide certain specified "double trigger" severance benefits to the covered executives in the event of their termination under certain circumstances following a change in control. The Committee believes a "double trigger" severance benefit provision is more appropriate, as it provides an incentive for greater continuity in management following a change in control. "Double trigger" benefits require that two events occur in order for severance to be paid, typically a change in control followed by the executive's involuntary termination of employment. The 2010 ICP was also amended in 2012 to require a "double trigger" equity vesting of change in control benefits.

The Committee reviews the severance benefits annually with the assistance of its compensation consultant to evaluate both their effectiveness and competitiveness. The review for fiscal 2015 found the current level of benefits to be within competitive norms for design. Details of payments made to the executives upon a change in control and various termination scenarios; provisions for the treatment of equity awards, SERP and other benefits; and estimated payments that would be made to the executives whose employment terminates following a change in control may be found in Payments/(Forfeitures) Under Termination Scenarios beginning on page 60.

Compliance with IRC 162(m)

IRC 162(m) generally disallows a tax deduction to public companies for compensation over $1 million paid to a company's chief executive officer and the three other most highly compensated executive officers at year end, other than the chief financial officer. However, qualifying performance-based compensation is not subject to the deduction limit if certain requirements are met.

The Committee considers the deductibility of executive compensation under IRC 162(m), but may authorize certain non-deductible payments in excess of $1 million. As a matter of compensation design, the Board adopted and stockholders approved the 2010 ICP, under which the Committee may grant annual equity awards, stock options and certain other LTI plan awards to senior executives, including the named executive officers. Certain of the awards granted thereunder are intended to qualify as performance-based compensation and therefore are not subject to the $1 million limitation on deductibility. Awards under the EIP, which are earned based on performance relative to predetermined financial and operating targets, are designed with the intention that amounts paid to the named executive officers will qualify as performance-based compensation and therefore be deductible by CVS Health. However, it is possible that payments under the LTI plans and/or the EIP could be non-deductible.

The Committee generally intends to design certain portions of named executive officer compensation that are over $1 million in order to qualify such compensation as performance-based compensation under IRC 162(m). The Committee believes it is important to retain flexibility to structure the Company's executive compensation program and practices in a manner that the Committee determines is in the best interests of the Company and its stockholders. The Committee retains discretion to operate the Company's executive compensation programs in a manner designed to promote varying company goals. As a result, the Committee may from time to time conclude that certain compensation arrangements are in the best interest of CVS Health and its stockholders and consistent with its compensation philosophy and strategy despite the fact that the arrangements might not qualify for tax deductibility. Elements of the executive compensation program that do not comply with the deduction rules of IRC 162(m) include base salaries above $1 million and time-vested RSU awards.

Non-GAAP Financial Measures Used in Compensation Discussion and Analysis

Throughout this Compensation Discussion and Analysis, we refer to various financial measures. The majority of these financial measures are calculated in accordance with U.S. generally accepted accounting principles ("GAAP"). However, there are some financial measures that management adjusts in order to assess our year-over-year performance. These adjusted financial measures are commonly referred to as "non-GAAP". An explanation of how we calculate these non-GAAP financial measures is included below.

Adjusted Income from Continuing Operations

Adjusted Income from continuing operations attributable to CVS Health is defined as follows:

- Income before income tax provision
- Plus (minus): Non-GAAP adjustments not part of the underlying business performance
- Less: Adjusted income tax provision (using the adjusted effective tax rate, adjusted for the items above)
- Plus (minus): Net loss (income) attributable to noncontrolling interest
- Less: Earnings allocated to participating securities

EBIT or Operating Profit

EBIT or Operating Profit is defined as earnings before interest and taxes adjusted for certain items. For the purposes of measuring performance against established targets in any period, when applicable those excluded items comprise certain legal settlements and activity related to newly acquired or divested businesses.

Free Cash Flow

We define free cash flow as net cash provided by operating activities less net additions to property and equipment (i.e., additions to property and equipment plus proceeds from sale-leaseback transactions).

RoNA or Return on Net Assets

In calculating RoNA, or return on net assets, we divide four quarter rolling adjusted net income (loss) attributable to CVS Health (less the after-tax impact of the excluded items outlined in the EBIT or Operating Profit description, above) by the most recent eight quarters' average net assets. Net assets for the purposes of this calculation is defined as current assets plus net fixed assets less accounts payable and accrued expenses, similarly adjusted to exclude, when applicable, certain legal settlements and amounts related to newly acquired or divested businesses.

Executive Compensation Tables

Summary Compensation Table

The following Summary Compensation Table shows information about the compensation received by our CEO, CFO and each of our three other most highly compensated executive officers for services rendered in all capacities during the 2015 fiscal year.

Summary Compensation Table

NAME & PRINCIPAL 2015 POSITIONS [1]	YEAR	SALARY ($)	BONUS ($)	STOCK AWARDS ($) [2][3]	OPTION AWARDS ($) [3]	NON-EQUITY INCENTIVE PLAN COMPENSATION ($) [4]	CHANGE IN PENSION VALUE AND NONQUALIFIED DEFERRED COMPENSATION EARNINGS ($) [5]	ALL OTHER COMPENSATION ($) [6]	TOTAL ($)
Larry J. Merlo President and Chief Executive Officer	2015	1,560,000	–	6,749,900	3,999,993	9,692,596	6,087,680	852,885	28,943,054
	2014	1,350,000	–	6,749,996	3,999,998	11,465,052	8,065,273	720,414	32,350,733
	2013	1,337,500	–	6,750,048	4,000,002	8,501,412	8,467,509	2,273,691	31,330,162
David M. Denton Executive Vice President and Chief Financial Officer	2015	843,750	–	1,874,937	874,999	3,077,597	–	289,298	6,960,581
	2014	825,000	–	8,928,958	749,997	3,975,043	–	205,582	14,684,580
	2013	793,750	–	2,125,028	1,375,006	3,430,504	–	1,004,604	8,728,892
Helena B. Foulkes Executive Vice President and President – CVS Pharmacy	2015	925,000	–	1,749,937	874,999	2,283,078	–	232,314	6,065,328
	2014	850,000	–	1,249,927	624,992	3,165,044	–	174,119	6,064,082
Jonathan C. Roberts Executive Vice President and President – CVS Caremark	2015	937,500	–	2,124,898	999,995	3,397,597	–	280,559	7,740,549
	2014	900,000	–	1,749,988	874,991	3,915,058	–	246,386	7,686,423
	2013	900,000	–	1,625,043	875,007	3,037,514	–	1,623,783	8,061,347
Thomas M. Moriarty Executive Vice President, Chief Health Strategy Officer and General Counsel	2015	730,000	–	1,624,975	749,989	2,656,298	–	163,131	5,924,393
	2014	670,000	–	1,374,958	749,997	2,412,573	–	208,194	5,415,722

[1] Ms. Foulkes became President – CVS Pharmacy effective January 1, 2014; she was previously Chief Health Care Strategy and Marketing Officer. Mr. Moriarty was given the additional title of Chief Health Strategy Officer in March 2014; he was previously, and remains, Executive Vice President and General Counsel.

[2] Included in the stock award column is the full grant date fair value of all RSU awards made to the executive in 2015. Also included is the portion of the LTIP award for performance years 2015 – 2017 that would be made in non-transferable shares at the target level of performance at the completion of the performance cycles. The amount of the 2015 – 2017 LTIP award that is payable in cash at the completion of the performance cycles will be reported in the 2018 proxy statement. For 2015, the amounts reported with respect to 2015 RSUs and the LTIP award, respectively, for each of the named executive officers are as follows: for Mr. Merlo, $3,999,900 and $2,750,000; for Mr. Denton, $874,937 and $1,000,000; for Ms. Foulkes, $874,937 and $875,000; for Mr. Roberts, $999,898 and $1,125,000; and for Mr. Moriarty, $749,975 and $875,000.

[3] The figures shown are the full fair value on the date of grant. For a discussion of the assumptions and methodologies used to value the stock and option awards, please see the discussion of stock awards and option awards contained in our 2015 Annual Report to Stockholders, Notes to Consolidated Financial Statements at Note 10, "Stock Incentive Plans".

[4] The figures shown include amounts earned in 2015 as annual cash incentive awards (see page 46) and the cash portion of the 2013 – 2015 LTIP cycle (see page 49).

[5] The amounts reported in this column represent only changes in pension value, as the Company does not pay above-market earnings on deferred compensation. The Company adopted a policy in 2010 stating that it will not offer SERP benefits to new participants. Mr. Merlo is the only executive participant in the SERP. For additional information on the SERP, see "Pension Benefits" beginning on page 58.

[6] Set forth below is additional information regarding the amounts disclosed in the All Other Compensation column for 2015.

All Other Compensation – 2015

NAME & PRINCIPAL 2015 POSITIONS	PERQUISITES & OTHER PERSONAL BENEFITS [A] ($)	COMPANY CONTRIBUTIONS TO DEFINED CONTRIBUTION PLANS [B] ($)	OTHER [C] ($)
Larry J. Merlo President and Chief Executive Officer	82,592	307,500	462,793
David M. Denton Executive Vice President and Chief Financial Officer	16,548	24,000	248,750
Helena B. Foulkes Executive Vice President and President – CVS Pharmacy	19,347	154,500	58,467
Jonathan C. Roberts Executive Vice President and President – CVS Caremark	27,832	161,375	91,352
Thomas M. Moriarty Executive Vice President, Chief Health Strategy Officer and General Counsel	15,000	110,250	37,881

[A] The amounts above reflect the following: for Mr. Merlo, $15,000 for financial planning services, $11,141 for home security, $51,201 associated with personal use of company aircraft and $5,250 associated with the CVS Health Charity Classic; for Mr. Denton, $15,000 for financial planning services and $1,548 for home security; for Ms. Foulkes, $15,000 for financial planning services, $2,397 for home security and $1,950 associated with the CVS Health Charity Classic; for Mr. Roberts, $15,000 for financial planning services, $1,171 for home security, $6,411 associated with personal use of company aircraft and $5,250 associated with the CVS Health Charity Classic; for Mr. Moriarty, $15,000 for financial planning services. The Company determines the amount associated with personal use of Company aircraft by calculating the incremental cost to the Company based on the cost of fuel, trip-related maintenance, deadhead flights, crew travel expenses, landing fees, trip-related hangar costs and smaller variable expenses.

[B] For 2015, this amount includes Company matching contributions to the CVS Health Future Fund of $13,250 for each of Messrs. Merlo, Denton, Roberts and Moriarty and Ms. Foulkes. It also includes Company matching contributions credited to notional accounts in the unfunded Deferred Compensation Plan equal to: for Mr. Merlo $294,250; for Mr. Denton, $10,750; for Ms. Foulkes, $141,250; for Mr. Roberts, $148,125; and for Mr. Moriarty, $97,000.

[C] This amount includes cash dividend equivalents paid by the Company on unvested RSUs as follows: for Mr. Merlo, $344,249; for Mr. Denton, $248,750; for Ms. Foulkes, $58,467; for Mr. Roberts, $83,196; and for Mr. Moriarty, $37,881. Also includes cash dividend equivalents paid by the Company on deferred RSUs, as noted in the Nonqualified Deferred Compensation table, equal to: for Mr. Merlo, $118,544 and for Mr. Roberts, $8,156.

Grants of Plan-Based Awards

This table reflects awards granted under our annual cash incentive plan for 2015, the 2015 – 2017 LTIP cycle, and the annual equity awards for 2015, which include stock options and RSUs.

Grants of Plan-Based Awards – 2015

NAME & PRINCIPAL 2015 POSITIONS	AWARD TYPE	DATE OF COMMITTEE ACTION	GRANT DATE	EST. FUTURE PAYOUTS UNDER NON-EQUITY INCENTIVE PLAN AWARDS THRESHOLD ($)	TARGET ($)	MAXIMUM ($)	EST. FUTURE PAYOUTS UNDER EQUITY INCENTIVE PLAN AWARDS [1] THRESHOLD (#)	TARGET (#)	MAXIMUM (#)	ALL OTHER STOCK AWARDS: NUMBER OF SHARES OF STOCK OR UNITS (#)	ALL OTHER OPTION AWARDS: NUMBER OF SECURITIES UNDERLYING OPTIONS (#)	EXERCISE OR BASE PRICE OF OPTION AWARDS ($ / SH)	GRANT DATE FAIR VALUE OF STOCK AND OPTION AWARDS ($)
Larry J. Merlo President and Chief Executive Officer	Stock Options	2/18/2015	4/1/2015								273,929	102.26	3,999,993
	Annual RSUs	2/18/2015	4/1/2015							39,115			3,999,900
	Annual Cash			0	3,260,000	8,150,000							
	LTIP (15-17)	2/18/2015	2/18/2015	1,100,000	2,750,000	5,500,000	10,566	26,416	52,832				2,750,000
David M. Denton Executive Vice President and Chief Financial Officer	Stock Options	2/18/2015	4/1/2015								59,922	102.26	874,999
	Annual RSUs	2/18/2015	4/1/2015							8,556			874,937
	Annual Cash			0	1,275,000	3,400,000							
	LTIP (15-17)	2/18/2015	2/18/2015	400,000	1,000,000	2,000,000	3,842	9,606	19,212				1,000,000
Helena B. Foulkes Executive Vice President and President – CVS Pharmacy	Stock Options	2/18/2015	4/1/2015								59,922	102.26	874,999
	Annual RSUs	2/18/2015	4/1/2015							8,556			874,937
	Annual Cash			0	1,425,000	3,800,000							
	LTIP (15-17)	2/18/2015	2/18/2015	350,000	875,000	1,750,000	3,362	8,405	16,810				875,000
Jonathan C. Roberts Executive Vice President and President – CVS Caremark	Stock Options	2/18/2015	4/1/2015								68,482	102.26	999,995
	Annual RSUs	2/18/2015	4/1/2015							9,778			999,898
	Annual Cash			0	1,425,000	3,800,000							
	LTIP (15-17)	2/18/2015	2/18/2015	450,000	1,125,000	2,500,000	4,322	10,806	21,612				1,125,000
Thomas M. Moriarty Executive Vice President, Chief Health Strategy Officer and General Counsel	Stock Options	2/18/2015	4/1/2015								51,361	102.26	749,989
	Annual RSUs	2/18/2015	4/1/2015							7,334			749,975
	Annual Cash			0	1,125,000	3,000,000							
	LTIP (15-17)	2/18/2015	2/18/2015	350,000	875,000	1,750,000	3,362	8,405	16,810				875,000

1 Share numbers determined based on the closing price of our stock on the applicable grant date.

The stock option awards shown above vest in equal installments on the first, second, third and fourth anniversaries of the date of grant and expire in seven years from the date of grant. As described above, our policy is to establish the exercise price for stock options as the closing price of our common stock on the grant date. Annual RSU grants typically vest in increments of 50% on the third anniversary of the grant and 50% on the fifth anniversary of the grant. If earned, a portion of the 2015 – 2017 LTIP cycle awards will be reported in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table for the relevant year in which payment may be made.



Outstanding Equity Awards at Fiscal Year-End

This table reflects stock option and RSU awards granted to our named executive officers under our 1997 and 2010 ICPs that were outstanding as of December 31, 2015.

Outstanding Equity Awards at 2015 Year-End

	STOCK OPTION AWARDS					STOCK AWARDS				
NAME & PRINCIPAL 2015 POSITIONS	GRANT DATE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) EXERCISABLE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) UNEXERCISABLE	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE	GRANT DATE	NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED (#)	MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED ($) [1]	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED (#)	EQUITY INCENTIVE PLAN AWARDS: MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED ($) [1]
Larry J. Merlo	4/1/2009	92,786	– [2]	28.10	4/1/2016	4/1/2011	32,180 [5]	3,146,239		
President and	4/1/2010	152,988	– [2]	36.23	4/1/2017	4/2/2012	41,602 [6]	4,067,428		
Chief Executive Officer	4/1/2011	241,150	– [3]	34.96	4/1/2018	4/1/2013	73,355 [6]	7,171,918		
	4/2/2012	249,552	83,184 [3]	45.07	4/2/2019	4/1/2014	53,843 [6]	5,264,230		
	4/1/2013	157,356	157,357 [3]	54.53	4/1/2020	4/1/2015	39,115 [6]	3,824,274		
	4/1/2014	83,924	251,773 [3]	74.29	4/1/2021	2/18/2014			39,106 [9]	3,823,394
	4/1/2015	–	273,929 [3]	102.26	4/1/2022	2/18/2015			26,416 [9]	2,582,692
David M. Denton	3/5/2008	12,420	– [4]	40.28	3/5/2018	4/1/2010	4,313 [7]	421,682		
Executive Vice President	4/1/2010	95,618	– [2]	36.23	4/1/2017	4/1/2011	14,303 [5]	1,398,404		
and Chief Financial Officer	4/1/2011	107,178	– [3]	34.96	4/1/2018	4/2/2012	13,868 [6]	1,355,874		
	4/2/2012	83,184	27,728 [3]	45.07	4/2/2019	4/1/2013	25,216 [6]	2,465,368		
	4/1/2013	54,091	54,092 [3]	54.53	4/1/2020	4/1/2014	10,095 [6]	986,988		
	4/1/2014	15,735	47,208 [3]	74.29	4/1/2021	4/1/2014	100,000 [8]	9,777,000		
	4/1/2015	–	59,922 [3]	102.26	4/1/2022	4/1/2015	8,556 [6]	836,520		
						2/18/2014			10,665 [9]	1,042,717
						2/18/2015			9,606 [9]	939,179
Helena B. Foulkes	4/1/2011	12,058	– [3]	34.96	4/1/2018	4/1/2009	2,670 [7]	261,046		
Executive Vice President	4/1/2011	14,303	14,304 [4]	34.96	4/1/2021	4/1/2010	2,416 [7]	236,212		
and	4/2/2012	9,982	9,983 [3]	45.07	4/2/2019	4/1/2011	4,595 [5]	449,278		
President – CVS	4/1/2013	19,670	19,670 [3]	54.53	4/1/2020	4/1/2011	6,436 [5]	629,248		
Pharmacy	4/1/2014	13,113	39,339 [3]	74.29	4/1/2021	4/2/2012	4,993 [6]	488,166		
	4/1/2015	–	59,922 [3]	102.26	4/1/2022	4/1/2013	9,170 [6]	896,551		
						4/1/2014	8,412 [6]	822,441		
						4/1/2015	8,556 [6]	836,520		
						2/18/2014			8,887 [9]	868,882
						2/18/2015			8,405 [9]	821,757

	STOCK OPTION AWARDS					STOCK AWARDS				
NAME & PRINCIPAL 2015 POSITIONS	GRANT DATE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) EXERCISABLE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) UNEXERCISABLE	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE	GRANT DATE	NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED (#)	MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED ($) [1]	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED (#)	EQUITY INCENTIVE PLAN AWARDS: MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED ($) [1]
Jonathan C. Roberts Executive Vice President and President – CVS Caremark	4/1/2010	61,196	– [2]	36.23	4/1/2017	4/1/2011	11,442 [5]	1,118,684		
	4/1/2011	85,743	– [3]	34.96	4/1/2018	4/2/2012	9,708 [6]	949,151		
	4/2/2012	58,229	19,410 [3]	45.07	4/2/2019	9/4/2012	11,413 [5]	1,115,859		
	9/4/2012	36,290	72,580 [4]	45.93	9/4/2022	4/1/2013	16,047 [6]	1,568,915		
	4/1/2013	34,422	34,422 [3]	54.53	4/1/2020	4/1/2014	11,778 [6]	1,151,535		
	4/1/2014	18,358	55,075 [3]	74.29	4/1/2021	4/1/2015	9,778 [6]	955,995		
	4/1/2015	–	68,482 [3]	102.26	4/1/2022	2/18/2014			12,443 [9]	1,216,552
						2/18/2015			10,806 [9]	1,056,503
Thomas M. Moriarty Executive Vice President Chief Health Strategy Officer and General Counsel	10/1/2012	20,456	41,094 [4]	48.67	10/1/2022	10/1/2012	6,462 [5]	631,777		
	4/1/2013	24,586	24,588 [3]	54.53	4/1/2020	4/1/2013	11,462 [6]	1,120,640		
	4/1/2014	15,735	47,208 [3]	74.29	4/1/2021	4/1/2014	10,095 [6]	968,988		
	4/1/2015	–	51,361 [3]	102.26	4/1/2022	4/1/2015	7,334 [6]	717,045		
						2/18/2014			8,887 [9]	868,882
						2/18/2015			8,405 [9]	821,757

1 The value of the RSUs is based on $97.77, which was the closing price of our stock on December 31, 2015, the last trading day of our fiscal year.

2 The stock options vest in one-third increments on each of the first, second and third anniversaries of the date of grant.

3 The stock options vest in one-quarter increments on each of the first, second, third and fourth anniversaries of the date of grant.

4 The stock options vest in one-third increments on each of the third, fourth and fifth anniversaries of the date of grant and expire ten years from the date of grant.

5 RSUs vest on the fifth anniversary of the date of grant.

6 RSUs vest in increments of 50% on the third anniversary of the grant date and on the fifth anniversary of the grant date.

7 RSUs vest on the executive's 55th birthday.

8 RSUs vest on the seventh anniversary of the date of grant.

9 Represents non-transferable shares to be delivered to each of the executives for outstanding LTIP performance cycles in effect for 2014-2016 cycle and 2015-2017 cycle, assuming in each case that the target level of performance will be achieved.

Option Exercises and Stock Vested

The table below reflects information for the fiscal year ended December 31, 2015 concerning options exercised and the vesting of previously granted RSUs and non-transferable shares for each of the executive officers specified in the table. The value of the shares acquired upon exercise of the options and the shares represented by the vesting of RSUs is based on the closing price of our stock on the date of exercise and the date of vesting, respectively.

Option Exercises and Stock Vested – 2015

| | OPTION AWARDS | | STOCK AWARDS | |
| | NUMBER OF SHARES ACQUIRED ON EXERCISE | VALUE REALIZED ON EXERCISE | NUMBER OF SHARES ACQUIRED ON VESTING | VALUE REALIZED ON VESTING |
NAME & PRINCIPAL 2015 POSITIONS	(#)	($)	(#) [1]	($) [2]
Larry J. Merlo President and Chief Executive Officer	144,144	7,658,537	123,716	12,357,332
David M. Denton Executive Vice President and Chief Financial Officer	–	–	30,615	3,051,683
Helena B. Foulkes Executive Vice President and President – CVS Pharmacy	–	–	13,924	1,380,651
Jonathan C. Roberts Executive Vice President and President – CVS Caremark	86,487	4,682,064	29,216	2,906,749
Thomas M. Moriarty Executive Vice President, Chief Health Strategy Officer and General Counsel	–	–	13,957	1,356,202

[1] Includes RSUs vested and deferred during 2015: for Mr. Merlo, 20,702; and for Mr. Roberts, 2,761.

[2] Includes the value of RSUs vested and deferred during 2015 as of respective deferral dates also shown in the Nonqualified Deferred Compensation Table: for Mr. Merlo, $2,116,987; and for Mr. Roberts, $282,340.

Pension Benefits

We maintain an unfunded supplemental retirement plan (the "SERP"), which is designed to supplement the retirement benefits of select executives in lieu of a qualified defined benefit plan. The SERP is a legacy plan in which participation has decreased over the years as participants have retired, and the Company has not provided SERP benefits to new participants since 2010. Mr. Merlo is the only active executive officer participating in the SERP.

Under the SERP's benefit formula, participants (including Mr. Merlo and certain retired executives) will receive an annual benefit commencing on the later of age 55 or retirement, equal to 1.6% of a three-year average of final compensation (as defined in the SERP) for each year of service up to 30 years, with no offset for any amounts provided by our qualified plans, Social Security or other retirement benefits. Final compensation for purposes of the SERP benefit formula is the average of the executive's three highest years of annual salary and annual cash bonus during the last ten years of service. The estimated credited years of benefit service for Mr. Merlo as of the measurement date of December 31, 2015 was 30 years (Mr. Merlo's years of service are capped at 30, in accordance with the terms of the SERP). Benefits under the SERP formula are payable in annual installments for the life of the executive, unless the executive has made an advance election in accordance with plan and IRS rules to have the benefit paid in the form of a lump sum or joint and survivor annuity of equivalent actuarial value. Mr. Merlo has made an election to receive his entire benefit payable on account of termination of employment in the form of a lump sum.

No benefits are payable to an eligible executive until he terminates employment. As of the measurement date, Mr. Merlo was eligible for an immediate benefit.

As Mr. Merlo has reached the maximum amount of service under the plan based on his more than 30 years with the Company, his benefit increases are primarily as a result of performance-based bonuses. In addition, because the plan is a defined benefit plan, it is subject to certain actuarial variations including discount rates and mortality table assumptions. This means that if interest rates increase, Mr. Merlo's benefit will decrease and if interest rates decrease, Mr. Merlo's benefit will increase.

The accumulated value in the Pension Benefits Table and Summary Compensation Table is based on the benefit accrued as of the measurement date payable as a lump sum commencing on the earliest unreduced retirement age (55) using assumptions which include a 2.50% discount rate as of December 31, 2015. Mr. Merlo is fully vested in his accrued benefit. For further information regarding pension assumptions, please see the Notes to the Consolidated Financial Statements in our Annual Report to Stockholders for the fiscal year ended December 31, 2015.

Pension Benefits – 2015

NAME & PRINCIPAL 2015 POSITIONS	PLAN NAME	NUMBER OF YEARS OF CREDITED SERVICE (#)	PRESENT VALUE OF ACCUMULATED BENEFIT ($)	PAYMENTS DURING LAST FISCAL YEAR ($)
Larry J. Merlo President and Chief Executive Officer	SERP	30	44,412,985	–
David M. Denton Executive Vice President and Chief Financial Officer	N/A	–	–	–
Helena B. Foulkes Executive Vice President and President – CVS Pharmacy	N/A	–	–	–
Jonathan C. Roberts Executive Vice President and President – CVS Caremark	N/A	–	–	–
Thomas M. Moriarty Executive Vice President, Chief Health Strategy Officer and General Counsel	N/A	–	–	–

Nonqualified Deferred Compensation

Executive officers and selected members of senior management may participate in the CVS Health Deferred Compensation Plan (the "DCP") and the CVS Health Deferred Stock Plan (the "DSP"). The DCP allows participants to defer payment of a portion of their salary and all or a portion of their annual cash incentive (and in the case of executive officers, all or a portion of any LTI plan cash award) to facilitate their personal retirement or financial planning. For participants in the DCP, we provide a maximum match of up to 5% of the salary and annual cash incentive deferred, plus an additional match for matching contributions only on amounts that cannot be deferred into qualified 401(k) plans due to IRS plan limits.

The investment crediting options for the DCP mirror those offered for the CVS Health Future Fund. Each year, the amount of a participant's deferred compensation account increases or decreases based on the appreciation and/or depreciation in the value of the investment crediting alternatives selected by the participant. There are no vesting requirements on deferred compensation accounts.

Executive officers and selected members of management are eligible to participate in the DSP, in which they may elect to defer settlement of RSUs beyond the scheduled vesting date. Dividend equivalents are reinvested during the deferral period. Messrs. Merlo, Roberts and Moriarty deferred portions of their equity-based compensation in the DSP. Executive officers are not permitted to defer proceeds of stock option exercises.

The amounts shown in the table below for "Cash" and "Stock" were deferred pursuant to the DCP and the DSP, respectively.

Nonqualified Deferred Compensation – 2015

NAME & PRINCIPAL 2015 POSITIONS	TYPE	EXECUTIVE CONTRIBUTIONS IN LAST FY ($) [1]	REGISTRANT CONTRIBUTIONS IN LAST FY ($) [2]	AGGREGATE EARNINGS IN LAST FY ($) [3]	AGGREGATE WITHDRAWALS/ DISTRIBUTIONS ($) [4]	AGGREGATE BALANCE AT LAST FYE ($) [5]
Larry J. Merlo President and Chief Executive Officer	Cash	307,500	294,250	(2,807)	–	4,381,759
	Stock	2,116,987	–	2,399,460	118,544	89,242,840
David M. Denton Executive Vice President and Chief Financial Officer	Cash	–	10,750	(135)	–	14,515
	Stock	–	–	–	–	–
Helena B. Foulkes Executive Vice President and President – CVS Pharmacy	Cash	154,500	141,250	4,061	–	1,632,554
	Stock	–	–	72,864	–	2,580,978
Jonathan C. Roberts Executive Vice President and President – CVS Caremark	Cash	729,014	148,125	(26,557)	–	3,233,537
	Stock	282,340	–	190,245	8,156	7,333,283
Thomas M. Moriarty Executive Vice President, Chief Health Strategy Officer and General Counsel	Cash	1,475,000	97,000	6,833	–	3,731,695
	Stock	702,992	–	(34,590)	–	668,402

[1] The cash contributions include amounts shown for 2015 in the Salary column of the Summary Compensation Table as follows: for Mr. Merlo, $78,000; for Ms. Foulkes, $46,250; and for Mr. Roberts, $93,750. All other amounts represent non-equity incentive compensation deferred during 2015. The stock contributions for Messrs. Merlo and Roberts represent deferred settlement under the DSP of RSUs granted in prior years that vested in 2015. The stock contribution for Mr. Moriarty represents deferred settlement under the DSP of shares granted under the LTIP for the 2012-2014 cycle that were credited to his account in 2015.

[2] All amounts shown are also disclosed in the Summary Compensation Table under All Other Compensation and reflect amounts credited and/or earned in 2015.

[3] All earnings shown on the Stock line are attributable to dividend equivalents credited as additional deferred RSUs and an increase in our common stock price.

[4] All amounts distributed from the DSP include cash dividend equivalent payments.

[5] The following amounts included in this column have been previously reported in the Summary Compensation Tables of our annual proxy statement since 2007:

	CASH	STOCK
Mr. Merlo	$2,690,423	$18,736,334
Mr. Denton	20,925	–
Ms. Foulkes	393,551	–
Mr. Roberts	1,347,539	–
Mr. Moriarty	1,600,750	–

Payments/(Forfeitures) Under Termination Scenarios

The tables below show the amounts that would be received or forfeited by each named executive officer under various termination scenarios, assuming (1) that the termination occurred on December 31, 2015 and (2) that amounts that have been paid or are payable in all events, such as the non-equity incentive amounts earned with respect to fiscal year 2015 and disclosed in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table on page 53, the amounts payable under the pension plans discussed beginning on page 58, and the amounts in the nonqualified deferred compensation plans discussed beginning on page 59, are not included in the tables below, nor is any amount for stock options that are vested and exercisable as of December 31, 2015.

With respect to the tables below:

- Messrs. Denton and Moriarty and Ms. Foulkes were not eligible for retirement benefits as of December 31, 2015.

- The amounts paid as base salary upon voluntary termination for Mr. Merlo reflects the Company's option to continue to pay 50% of his salary for 18 months in consideration for compliance with a non-competition provision.

- The option value is determined by multiplying the number of unvested options outstanding as of December 31, 2015 by the difference between the exercise price and $97.77, the closing price on December 31, 2015, the last trading day of the Company's fiscal year. Generally, the option grant agreements provide for the following post-termination exercise periods, but in no case will the post-termination exercise period be longer than the original option term:

  - In the case of termination due to death, during the one-year period following termination;

  - In the case of constructive termination without cause prior to a change in control of the Company (a "CIC"), during the severance period;

  - In the case of constructive termination without cause after a CIC, during the remainder of the option term; and

  - In the cases of termination for cause or voluntary termination, generally there is no post-termination exercise period.

- The value of the RSUs is determined by multiplying the number of RSUs as of December 31, 2015 by the closing price on that date, $97.77, which was the last trading day of our fiscal year.

- Upon a CIC and subsequent termination of employment, all outstanding unvested stock options will vest in full and restrictions will lapse on all RSUs.

- The value of LTIP cycles assumes that pro-rated payments are made for the outstanding 2014 – 2016 LTIP cycle (two-thirds) and 2015 – 2017 LTIP cycle (one-third); all outstanding performance cycles are assumed to be achieved at target and the value of payments are made at target.

In the event of his covered termination prior to a CIC, Mr. Merlo would receive a cash severance payment equal to two times the sum of his annual base salary and his then-current annual cash incentive at target. In the event of a covered termination following a CIC, Mr. Merlo would receive a cash severance payment equal to three times the sum of his annual base salary and his then-current annual cash incentive at target, but under his amended employment contract such cash severance would be reduced to avoid the excise tax under IRC Section 280G if that would give Mr. Merlo a better after-tax result. Early retirement is defined in Mr. Merlo's Employment Agreement and in his various stock option and RSU agreements. See Agreements with Executive Officers on page 51 for additional information.

LARRY J. MERLO PRESIDENT AND CHIEF EXECUTIVE OFFICER	DEATH ($)	TERMINATION FOR CAUSE ($)	VOLUNTARY TERMINATION ($)	TERMINATION W/O CAUSE OR CONSTRUCTIVE TERMINATION W/O CAUSE PRIOR TO CIC ($)	TERMINATION W/O CAUSE OR CONSTRUCTIVE TERMINATION W/O CAUSE AFTER CIC ($)	APPROVED EARLY RETIREMENT ($)
Cash Severance Value						
Base Salary	–	–	1,222,500	3,260,000	4,890,000	–
Bonus	–	–	–	6,520,000	9,780,000	–
Immediate Vesting of Equity						
Value of Options	17,099,544	(17,099,544)	(17,099,544)	17,099,544	17,099,544	17,099,544
Value of RSUs	23,474,088	(23,474,088)	(23,474,088)	23,474,088	23,474,088	16,797,767
Value of LTIP Cycles	5,500,000	(5,500,000)	(5,500,000)	5,500,000	11,000,000	5,500,000
Benefits and Other						
Health Insurance	–	–	–	35,820	53,729	–
SERP	–	–	–	–	–	–
Excise Tax Gross-Up	–	–	–	–	–	–
Total	46,073,632	(46,073,632)	(44,851,132)	55,889,452	66,297,361	39,397,311

 

With respect to each of the remaining named executive officers, in the event of his or her termination without cause or constructive termination prior to a CIC, pursuant to a restrictive covenant agreement and the Company's Severance Plan for Non-Store Employees, the named executive officer is eligible for severance payments, provided that he or she executes a separation agreement with CVS Health that includes, among other things, standard restrictive covenants regarding non-competition and non-solicitation of customers and employees. In the event the named executive officer is terminated by the Company without cause or experiences a constructive termination prior to a CIC, he or she is eligible to receive 18 months of base salary as severance, paid in equal monthly installments, in consideration for a general release of claims and compliance with various restrictive covenants, including non-competition and non-solicitation provisions. Each of the remaining named executive officers has entered into a CIC Agreement with CVS Health that specifies payments that would be made to him or her in the event of a CIC. In the event of a covered termination, the named executive officer would receive a cash severance payment equal to one and one-half times the sum of annual base salary and then-current annual cash incentive at target, but under the amended CIC Agreement such cash severance would be reduced to avoid the excise tax under IRC Section 280G if that would give the named executive officer a better after-tax result. Tables for each of the remaining named executive officers are set forth below.

DAVID M. DENTON EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER	DEATH ($)	TERMINATION FOR CAUSE ($)	VOLUNTARY TERMINATION ($)	TERMINATION W/O CAUSE OR CONSTRUCTIVE TERMINATION W/O CAUSE PRIOR TO CIC ($)	TERMINATION W/O CAUSE OR CONSTRUCTIVE TERMINATION W/O CAUSE AFTER CIC ($)
Cash Severance Value					
Base Salary	–	–	–	1,275,000	1,275,000
Bonus	–	–	–	–	1,912,500
Immediate Vesting of Equity					
Value of Options	4,908,648	(4,908,648)	(4,908,648)	4,539,166	4,908,648
Value of RSUs	17,241,837	(17,241,837)	(17,241,837)	4,480,408	17,241,837
Value of LTIP Cycles	1,666,667	(1,666,667)	(1,666,667)	1,666,667	3,500,000
Benefits and Other					
Health Insurance	–	–	–	28,925	28,925
SERP	–	–	–	–	–
Excise Tax Gross-Up	–	–	–	–	–
Total	**23,817,152**	**(23,817,152)**	**(23,817,152)**	**11,990,166**	**28,866,910**

HELENA B. FOULKES EXECUTIVE VICE PRESIDENT AND PRESIDENT – CVS PHARMACY	DEATH ($)	TERMINATION FOR CAUSE ($)	VOLUNTARY TERMINATION ($)	TERMINATION W/O CAUSE OR CONSTRUCTIVE TERMINATION W/O CAUSE PRIOR TO CIC ($)	TERMINATION W/O CAUSE OR CONSTRUCTIVE TERMINATION W/O CAUSE AFTER CIC ($)
Cash Severance Value					
Base Salary	–	–	–	1,425,000	1,425,000
Bonus	–	–	–	–	2,137,500
Immediate Vesting of Equity					
Value of Options	3,198,749	(3,198,749)	(3,198,749)	2,890,856	3,198,749
Value of RSUs	4,619,462	(4,619,462)	(4,619,462)	2,426,188	4,619,462
Value of LTIP Cycles	1,416,667	(1,416,667)	(1,416,667)	1,416,667	3,000,000
Benefits and Other					
Health Insurance	–	–	–	28,260	28,260
SERP	–	–	–	–	–
Excise Tax Gross-Up	–	–	–	–	–
Total	**9,234,878**	**(9,234,878)**	**(9,234,878)**	**8,186,971**	**14,408,971**

JONATHAN C. ROBERTS
EXECUTIVE VICE PRESIDENT AND PRESIDENT – CVS CAREMARK

	DEATH ($)	TERMINATION FOR CAUSE ($)	VOLUNTARY TERMINATION ($)	TERMINATION W/O CAUSE OR CONSTRUCTIVE TERMINATION W/O CAUSE PRIOR TO CIC ($)	TERMINATION W/O CAUSE OR CONSTRUCTIVE TERMINATION W/O CAUSE AFTER CIC ($)	APPROVED RETIREMENT ($)
Cash Severance Value						
Base Salary	–	–	–	1,425,000	1,425,000	–
Bonus	–	–	–	–	2,137,500	–
Immediate Vesting of Equity						
Value of Options	7,567,022	(7,567,022)	(7,567,022)	5,254,680	7,567,022	3,804,475
Value of RSUs	6,860,139	(6,860,139)	(6,860,139)	3,428,012	6,860,139	5,365,715
Value of LTIP Cycles	1,916,667	(1,916,667)	(1,916,667)	1,916,667	4,000,000	1,916,667
Benefits and Other						
Health Insurance	–	–	–	29,072	29,072	–
SERP	–	–	–	–	–	–
Excise Tax Gross-Up	–	–	–	–	–	–
Total	**16,343,828**	**(16,343,828)**	**(16,343,828)**	**12,053,431**	**22,018,733**	**11,086,857**

THOMAS M. MORIARTY
EXECUTIVE VICE PRESIDENT, CHIEF HEALTH STRATEGY OFFICER AND GENERAL COUNSEL

	DEATH ($)	TERMINATION FOR CAUSE ($)	VOLUNTARY TERMINATION ($)	TERMINATION W/O CAUSE OR CONSTRUCTIVE TERMINATION W/O CAUSE PRIOR TO CIC ($)	TERMINATION W/O CAUSE OR CONSTRUCTIVE TERMINATION W/O CAUSE AFTER CIC ($)
Cash Severance Value					
Base Salary	–	–	–	1,125,000	1,125,000
Bonus	–	–	–	–	1,687,500
Immediate Vesting of Equity					
Value of Options	4,189,344	(4,189,344)	(4,189,344)	2,811,005	4,189,344
Value of RSUs	3,456,450	(3,456,450)	(3,456,450)	1,053,765	3,456,450
Value of LTIP Cycles	1,416,667	(1,416,667)	(1,416,667)	1,416,667	3,000,000
Benefits and Other					
Health Insurance	–	–	–	26,502	26,502
SERP	–	–	–	–	–
Excise Tax Gross-Up	–	–	–	–	–
Total	**9,062,461**	**(9,062,461)**	**(9,062,461)**	**6,432,939**	**13,484,796**

 

STOCKHOLDER PROPOSALS

ITEM 4: STOCKHOLDER PROPOSAL REGARDING A REPORT ON ALIGNMENT OF CORPORATE VALUES AND POLITICAL CONTRIBUTIONS

On or about November 20, 2015, the Company received the following proposal from NorthStar Asset Management, Inc. Funded Pension Plan, P.O. Box 301840, Boston, MA 02130, which represents that it is the beneficial owner of 423 shares of the Company's stock. In accordance with SEC rules, we are reprinting the proposal and supporting statement (the "NorthStar Proposal") in this proxy statement as they were submitted to us:

ALIGNMENT BETWEEN CORPORATE VALUES AND POLITICAL CONTRIBUTIONS

Whereas:

The corporate standard advocated by The Conference Board (TCB) in the "Handbook on Corporate Political Activity" (2010) recommends corporations review their political expenditures to "examine the proposed expenditures to ensure that they are in line with the company's values and publicly stated policies, positions, and business strategies and that they do not pose reputational, legal, or other risks to the company";

Political contributions made by CVS or the EPAC include inconsistencies between donations and corporate values. For instance, CVS's Environmental Commitment Statement declares that "we are committed to… contributing to the long-term sustainability of our business." Yet in 2013-2015, CVS EPAC designated $253,000 (over 40% of its total contributions) to politicians who were in favor of the Keystone XL Pipeline and/or oil exploration into areas such as the Outer Continental Shelf;

CVS has an [sic] nondiscrimination policy which states that "our continued success depends on the full participation of all qualified persons regardless of… gender identity or expression… sexual orientation…" However, since 2009 the CVS EPAC has given at least $56,500 to Gov. Abbott of Texas and Lt. Gov. Patrick, who were recently described as spouting "**hateful rhetoric**" against transgender individuals. Abbott and Patrick have appeared in public demonstrations behind signs that slur transgender individuals as "Men in Women's Bathrooms." The Proponent believes that Abbott and Patrick do not represent the values and policies of our Company;

Shareholders are concerned that such misalignments between corporate values and political contributions from the corporation and the EPAC illustrate a lack of oversight from Management; oversight which can be remedied by more thorough analysis and disclosure to shareholders.

Resolved: Shareholders request that the Board of Directors report to shareholders annually at reasonable expense, excluding confidential information, a congruency analysis between corporate values as defined by CVS's stated policies (including our Environmental Commitment Statement and our employment policy on Equal Opportunity) and Company and CVS EPAC political and electioneering contributions, including a list of any such contributions occurring during the prior year which raise an issue of misalignment with corporate values, and stating the justification for such exceptions.

Supporting Statement: Proponents recommend that Company management develop coherent criteria for *determining* congruency, such as identifying legislative initiatives that are considered most germane to core company values, and that the report include management's analysis of risks to our company's brand, reputation, or shareholder value, as well as acts of stewardship by the Company to inform funds recipients' of company values, and the recipients' divergence from those values, at the time contributions are made. "Expenditures for electioneering communications" means spending directly, or through a third party, at any time during the year, on printed, internet or broadcast communications, which are reasonably susceptible to interpretation as in support of or opposition to a specific candidate.

Statement of the Board Recommending a Vote AGAINST the NorthStar Proposal

CVS Health is committed to the development of sound public policy in health care. To address legislation that has a direct impact on the Company and to ensure that the interests of our business, customers and stockholders are fairly represented at all levels of government, we support candidates that we believe could help to address our focus on enhancing access to care, lowering overall health care costs, and improving health outcomes for patients.

We do not expect candidates who receive contributions from our employee political action committee or our Company to agree with our positions on all policy issues. When selecting candidates for funding, priority is given to candidates' views on issues that concern the businesses of CVS Health. Specifically, we work with federal and state policymakers to ensure that people get the right care, at the right time and in the right setting, reflecting our Company's purpose of helping people on their path to better health.

The Board believes that adopting the policy recommended by this proposal would restrict the ability of the Company to make political contributions in support of those whose policy positions are supportive of the legitimate business interests of the Company and its stockholders, and that the report requested by the proponent would require significant resources that could otherwise be spent on business needs.

Furthermore, the Board believes it is in the best interests of the Company and its stockholders to continue to participate in a transparent manner in the political process pursuant to its current policies and procedures. CVS Health publishes an annual report on its website of the political contributions it makes, along with the public policy principles that outline the Company's priorities for participating in the public policy sphere. Disclosure regarding the Company's political contributions, including the policies and procedures governing those contributions, along with an annual report regarding its political contributions, can be found at http://www.cvshealth.com/about-us/corporate-responsibility/political-activities-contributions. As an indication of the quality of its disclosure, note that the Company has ranked in the first tier of the CPA-Zicklin Index of Corporate Political Disclosure and Accountability, an independent ranking of the policies and practices of hundreds of leading U.S. public companies, in each of the past two years.

The Board also notes that NorthStar submitted this same proposal for a vote in 2015, and the Company's stockholders overwhelmingly rejected it, by a vote of:

- For: 5%
- Against: 74%
- Abstain: 21%

In sum, the Board believes that the current policies and disclosure are appropriate and effective for ensuring transparency while preserving the Company's ability to contribute to shaping public policy in a manner that benefits the interests of the Company, its customers and its stockholders. Adoption of the NorthStar Proposal would disadvantage the Company from a competitive standpoint, and would potentially impact our ability to deliver maximum value to our stockholders.

The Board unanimously recommends a vote AGAINST the NorthStar Proposal.

ITEM 5: STOCKHOLDER PROPOSAL REGARDING A REPORT ON EXECUTIVE PAY

On or about November 27, 2015, the Company received the following proposal from Zevin Asset Management, LLC ("Zevin"), 11 Beacon Street, Suite 1125, Boston, MA 02108, on behalf of its client the Claire L. Bateman 1991 Trust. Zevin represents that its client is the beneficial owner of 150 shares of the Company's stock. In accordance with SEC rules, we are reprinting the proposal and supporting statement (the "Bateman Proposal") in this proxy statement as they were submitted to us:

TOP EXECUTIVES' PAY

WHEREAS, Recent events have increased concerns about the extraordinarily high levels of executive compensation at many U.S. corporations. Concerns about the structure of executive compensation packages have also intensified, with some suggesting compensation systems incentivize excessive risk-taking.

In a Forbes article on Wall Street pay, the director of the Program on Corporate Governance at Harvard Law School noted that "compensation policies will prove to be quite costly—excessively costly—to shareholders." Another study by Glass Lewis & Co. declared that compensation packages for the most highly paid U.S. executives "have been so over-the top that they have skewed the standards for what's reasonable." That study also found CEO pay may be high even when performance is mediocre or dismal.

On July 25, 2015, The New York Times featured an extended front-page article entitled: "Pay Gap Widening as Top Workers Reap the Raises." Later, a September 5, 2015 article in the same paper ("Low-Income Workers See Biggest Drop in Paychecks") showed the decline in real wages 2009-2014 for the lowest-paid quintile was -5.7% while that of the highest-paid quintile was less than half of that: -2.6%.

A September 2015 Harvard Business Review piece noted that a recent global study found that CEO-to-worker pay ratio in most countries is "at least 50 to one," but "in the United States it's 354 to one."

Commenting on "the momentum to rein in runaway pay," a May 16, 2015 piece in The New York Times ("For the Highest-Paid C.E.O.s the Party Goes On") commented: "Dodd-Frank introduced new say-on-pay measures, allowing shareholders to express their discontent. The Securities and Exchange Commission is developing rules that would require companies to reveal the ratio of the chief executive's pay to that of average workers. And last month, the S.E.C. proposed requiring companies to disclose how performance affects executive pay."

RESOLVED: Shareholders request the Board's Compensation Committee initiate a review of our company's executive compensation policies and make available, upon request, a summary report of that review by October 1, 2016 (omitting confidential information and processed at a reasonable cost). We request that the report include 1) A comparison of the total compensation package of senior executives and our employees' median wage (including benefits) in the United States in July 2006, July 2011 and July 2016; 2) an analysis of changes in the relative size of the gap and an analysis and rationale justifying this trend; 3) an evaluation of whether our senior executive compensation packages (including, but not limited to, options, benefits, perks, loans and retirement agreements) should be modified to be kept within boundaries, such as that articulated in the Excessive Pay Shareholder Approval Act; and 4) an explanation of whether sizable layoffs or the level of pay of our lowest paid workers should result in an adjustment of senior executive pay to more reasonable and justifiable levels and how the Company will monitor this comparison annually in the future.

 

Statement of the Board Recommending a Vote AGAINST the Bateman Proposal

As required by the SEC, we provide a detailed report on executive compensation in our annual proxy statement. The compensation discussion and analysis ("CD&A") section of this proxy statement describes our executive compensation practices in detail, elaborating on all material elements of our executive compensation program and policies with accompanying tables that quantify our named executive officer pay in accordance with SEC requirements. The CD&A also examines the compensation decision-making process of the Management Planning and Development Committee (for purposes of this statement, the "Committee"), describes the material components of our executive compensation packages and discusses the goals and underpinnings of our compensation program. The report requested by the Bateman Proposal is duplicative of this required disclosure, which is provided at pages 35 through 52 above. Additionally, in 2018, as will then be required by SEC rules, we will disclose the ratio of our CEO's pay to that of our median employee. Given the extensive compensation-related disclosure already provided to our stockholders, the requested review and report would divert our resources and attention while providing stockholders with little or no incremental information.

Putting aside the Bateman Proposal's call for information that is redundant with information that is already provided, or that will be required to be provided under newly adopted SEC rules, we are opposed to the Bateman Proposal in principle. The Committee, which is composed entirely of independent directors, and the full Board, are best placed to determine what factors should be considered when making decisions on executive pay and to implement executive compensation practices that are aligned with the interests of our stockholders. This proxy statement highlights the Committee's mandate under its charter and describes the rigorous policies and practices we have implemented to provide appropriate executive compensation. We believe that adoption of the policy requested by the proponent does not serve to enhance a compensation decision-making process that is focused on the long-term performance of CVS Health, taking into account best practices, market competitiveness and our strategic, operational and financial goals and other appropriate factors in the Committee's judgment. Adoption of the unnecessary and arbitrary Bateman Proposal would not support these objectives and would not be in the best interests of our stockholders.

The Board unanimously recommends a vote AGAINST the Bateman Proposal.

 

OWNERSHIP OF AND TRADING IN OUR STOCK

EXECUTIVE OFFICER AND DIRECTOR STOCK OWNERSHIP REQUIREMENTS

CVS Health has long been mindful of the importance of equity ownership by directors and executive management as an effective link to stockholders and, as such, the Board maintains stock ownership guidelines for all directors, as well as for the officers serving on the Company's Business Planning Committee ("BPC"), and requires that directors and BPC members achieve compliance with the ownership requirements within five years of becoming a director or BPC member. Our named executive officers, who appear in the Summary Compensation Table on page 53, must maintain ownership levels as set forth in the table below. Shares included in the calculation to assess compliance with the guidelines include shares owned outright, unvested restricted stock units, shares held in the Deferred Stock Compensation Plan and shares purchased through the Employee Stock Purchase Plan. Unexercised stock options do not count toward satisfying the guidelines. The Board believes that these requirements emphasize the importance of equity ownership for the Board and executive management, which in turn reinforces alignment with stockholder interests. To further reinforce this commitment, the Board annually reviews the policy and compliance by directors and executives.

EXECUTIVE NAME	MULTIPLE OF SALARY REQUIRED	MULTIPLE OF SALARY HELD AS OF MARCH 24, 2016	IN COMPLIANCE
Larry J. Merlo	5x	86x	Yes
David M. Denton	3x	36x	Yes
Helena B. Foulkes	3x	12x	Yes
Jonathan C. Roberts	3x	21x	Yes
Thomas M. Moriarty	3x	8x	Yes

All non-employee directors must own a minimum of 10,000 shares of CVS Health common stock, which is worth approximately $1 million based on the March 24, 2016 stock price of $101.43, or 14 times the amount of the annual cash retainer ($70,000). Directors must attain this minimum ownership level within five years of being elected to the Board and must retain this minimum ownership level for at least six months after leaving the Board. The current level of stock pay in the director's mix of annual compensation is intended to facilitate the directors' ability to meet the ownership level within the timeframe. Each of our directors who has served in such capacity for at least five years has timely attained the minimum ownership level. Mmes. DeCoudreaux and DeParle and Mr. Bracken, each of whom has five years from the date of her or his election to the Board to attain the ownership requirement, are on track to meet this requirement.

SHARE OWNERSHIP OF DIRECTORS AND CERTAIN EXECUTIVE OFFICERS

The following table shows the share ownership, as of March 24, 2016, of each director, each executive officer appearing in the Summary Compensation Table found on page 53 and all directors and executive officers as a group, based on information provided by these individuals. Each individual beneficially owns less than 1% of our common stock and, except as described in the footnotes to the table, each person has sole investment and voting power over the shares. None of the shares listed below has been pledged as collateral.

NAME	OWNERSHIP OF COMMON STOCK [1]	
	NUMBER	PERCENT
Richard M. Bracken	2,832	*
C. David Brown II	135,281 [1]	*
Alecia A. DeCoudreaux	3,295 [1]	*
David M. Denton	760,980 [2 3 4]	*
Nancy-Ann M. DeParle	7,543 [1]	*
David W. Dorman	82,376 [1]	*
Anne M. Finucane	17,360 [1 5]	*
Helena B. Foulkes	247,806 [2 3 4 6]	*
Larry J. Merlo	2,552,253 [2 3 4 6 7]	*
Jean-Pierre Millon	83,426 [8]	*
Thomas M. Moriarty	167,315 [2 3 6]	*
Jonathan C. Roberts	563,893 [2 3 4 6 7]	*
Richard J. Swift	55,464 [1]	*
William C. Weldon	11,291 [1]	*
Tony L. White	19,419 [9]	*
All directors and executive officers as a group (23 persons)	6,305,684	0.58%

* Less than 1%.

[1] Includes the following shares of common stock constituting deferred non-employee director compensation, which do not have current voting rights: Mr. Brown, 44,029; Ms. DeCoudreaux, 3,295; Ms. DeParle, 3,238; Mr. Dorman, 15,907; Ms. Finucane, 2,641; Mr. Swift, 51,055; Mr. Weldon, 9,700; and all non-employee directors as a group, 129,865.

[2] Includes the following shares of common stock not currently owned, but subject to options which were outstanding on March 24, 2016 and were exercisable within 60 days thereafter: Mr. Denton, 453,716; Ms. Foulkes, 131,341; Mr. Merlo, 1,160,991; Mr. Moriarty, 101,737; Mr. Roberts, 366,337; and all executive officers as a group, 2,839,751.

[3] Includes the following shares of common stock granted under the Company's 1997 and 2010 ICPs that remain subject to certain restrictions regarding employment and transfer as provided in the ICPs: Mr. Denton, 176,351; Ms. Foulkes, 47,269; Mr. Merlo, 240,095; Mr. Moriarty, 35,382; Mr. Roberts, 70,217; and all executive officers as a group, 834,297.

[4] Includes shares of common stock held by the Trustee of the ESOP that are allocated to the executive officers as follows: Mr. Denton, 1,656; Ms. Foulkes 3,992; Mr. Merlo, 6,513; Mr. Roberts, 5,216; and all executive officers as a group, 17,942.

[5] Includes 14,719 shares held in a family trust.

[6] Includes the following shares of common stock that were receivable upon the lapse of restrictions on restricted stock units or the exercise of options, but the actual receipt of which was deferred pursuant to the Company's Deferred Stock Compensation Plan, and which do not have current voting rights: Ms. Foulkes, 24,094; Mr. Merlo, 563,191; Mr. Moriarty, 6,867; Mr. Roberts, 92,063; and all executive officers as a group, 958,380.

[7] Includes the following hypothetical shares of common stock held in notional accounts in the Company's unfunded Deferred Compensation Plan, which do not have current voting rights: Mr. Merlo, 5,131; Mr. Roberts, 1,417 and all executive officers as a group, 7,015.

[8] Includes 83,426 shares held in a family trust.

[9] Includes 7 shares held by Mr. White's wife.

SHARE OWNERSHIP OF PRINCIPAL STOCKHOLDERS

We have been notified by the entities in the following table that each is the beneficial owner (as defined by the rules of the SEC) of more than five percent of our common stock. According to the most recent Schedule 13G filed by the beneficial owner with the SEC, these shares were acquired in the ordinary course of business and were not acquired for the purpose of, and do not have the effect of, changing or influencing control over us.

TITLE OF CLASS	NAME AND ADDRESS OF BENEFICIAL OWNER	NO. OF SHARES BENEFICIALLY OWNED [1][2]	PERCENT OF CLASS OWNED [1][2]
Common Stock	BlackRock, Inc. [1] 55 East 52nd Street New York, NY 10022	70,539,610	6.4%
Common Stock	The Vanguard Group, Inc. [2] 100 Vanguard Blvd. Malvern, PA 19355	68,950,833	6.2%

[1] Information based on a Schedule 13G/A filed February 10, 2016. BlackRock, Inc. ("BlackRock") is the parent holding company of a number of subsidiaries that hold CVS Health common stock for the benefit of various investors. BlackRock and/or its subsidiaries have sole voting power with respect to 58,297,852 of these shares and sole dispositive power with respect to 70,532,756 of these shares.

[2] Information based on a Schedule 13G/A filed February 10, 2016. The Vanguard Group, Inc. ("Vanguard") directly or through its subsidiaries, holds CVS Health common stock for the benefit of various investors. Vanguard and/or its subsidiaries have sole voting power with respect to 2,071,330 of these shares, shared dispositive power with respect to 2,202,757 of these shares and sole dispositive power with respect to 66,748,076 of these shares.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our executive officers and directors and any persons who own more than 10% of our common stock ("reporting persons") to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the SEC. These reporting persons are required by SEC regulation to furnish us with copies of all Forms 3, 4 and 5 that they file with the SEC, though as a practical matter CVS Health assists its directors and executive officers by monitoring transactions and completing and filing such forms on their behalf. Based on a review of forms filed with the SEC and written representations from our reporting persons, CVS Health believes that all forms were filed in a timely manner during fiscal 2015.

OTHER INFORMATION

INFORMATION ABOUT THE ANNUAL MEETING AND VOTING

The Board of Directors of CVS Health is soliciting your proxy to vote at our 2016 Annual Meeting of Stockholders (or at any adjournment of the meeting; the "Meeting" or "Annual Meeting"). This proxy statement summarizes the information you need to know to vote at the Meeting.

We began mailing this proxy statement and the enclosed proxy card on or about April 8, 2016 to all stockholders entitled to vote. CVS Health's 2015 Annual Report, which includes our financial statements, is being sent with this proxy statement.

Date, Time and Place of the Annual Meeting

Date: May 19, 2016

Time: 9:00 a.m. Eastern Time

Place: CVS Health Customer Support Center
(Company Headquarters)
One CVS Drive
Woonsocket, Rhode Island 02895

Stockholders must present a form of personal photo identification in order to be admitted to the Meeting. No cell phones, cameras, recording equipment, electronic devices, large bags, briefcases or packages will be permitted in the Meeting.

Shares Entitled to Vote

Stockholders entitled to vote are those who owned CVS Health common stock at the close of business on the record date, which is March 24, 2016. As of the record date, there were 1,092,287,322 shares of common stock outstanding. Each share of CVS Health common stock that you own entitles you to one vote.

The Bank of New York Mellon presently holds shares of common stock as Trustee under the 401(k) Plan and the Employee Stock Ownership Plan of CVS Health Corporation and Affiliated Companies (the "ESOP"). Each participant in the ESOP instructs the Trustee of the ESOP how to vote his or her shares. As to shares with respect to which the Trustee receives no timely voting instructions, the Trustee, pursuant to the ESOP Trust Agreement, votes these shares in the same proportion as it votes all the shares as to which it has received timely voting instructions. The results of the voting will be held in strict confidence by the Trustee. Please note that the cut-off date by which participants of the ESOP must submit their vote to the tabulator in order to be counted is 12:00 p.m. Eastern Time on May 17, 2016.

Types of Ownership of Our Stock

If your shares are registered in your name with CVS Health's transfer agent, Wells Fargo Bank, N.A., you are the "stockholder of record" of those shares. This proxy statement and any accompanying materials have been provided directly to you by CVS Health.

If your shares are held in a stock brokerage account or by a bank or other holder of record, you are considered the "beneficial owner" of those shares, and this proxy statement and any accompanying documents have been provided to you by your broker, bank or other holder of record (the "nominee"). As the beneficial owner, you have the right to direct your nominee how to vote your shares by using the voting instruction card provided by your nominee or by following the nominee's instructions for voting by telephone or on the Internet.

Voting

Whether or not you plan to attend the Annual Meeting, we urge you to vote. Stockholders of record may vote by calling a toll-free telephone number, by using the Internet or by mailing your signed proxy card in the postage-paid envelope provided. If you vote by telephone or the Internet, you do NOT need to return your proxy card. Returning the proxy card by mail or voting by telephone or Internet will not affect your right to attend the Annual Meeting and change your vote, if desired.

If you are a beneficial owner, you will receive instructions from your nominee that you must follow in order for your shares to be voted. Many of these institutions offer telephone and Internet voting.

The enclosed proxy card indicates the number of shares that you own as of the record date.

Voting instructions are included on your proxy card. If you properly fill in your proxy card and send it to us in time to vote, or vote by telephone or the Internet, one of the individuals named on your proxy card (your "proxy") will vote your shares as you have directed. If you sign the proxy card but do not make specific choices, your proxy will follow the Board's recommendations and vote your shares:

- "FOR" the election of all 11 nominees for director (as described beginning on page 11);
- "FOR" the ratification of the appointment of Ernst & Young as our independent registered public accounting firm for fiscal 2016 (as described beginning on page 31);
- "FOR" approval on an advisory basis of our executive compensation as disclosed in this proxy statement (as described beginning on page 33); and
- "AGAINST" both stockholder proposals, if properly presented to the meeting (as described beginning on page 64).

The Board of Directors and the Company's management have not received notice of, and are not aware of, any business to come before the Meeting other than the agenda items referred to in this proxy statement.

Revoking your proxy card

If you are a stockholder of record, you may revoke your proxy card by:

- sending in another signed proxy card with a later date;
- providing subsequent telephone or Internet voting instructions;
- notifying our Corporate Secretary in writing before the Annual Meeting that you have revoked your proxy card; or
- voting in person at the Annual Meeting.

If you are a beneficial owner of shares, you may submit new voting instructions by contacting your nominee.

Voting in person

If you plan to attend the Annual Meeting and vote in person, we will give you a ballot when you arrive. However, if your shares are held in the name of a nominee, you must bring an account statement or letter from the nominee indicating that you were the beneficial owner of the shares on March 24, 2016, the record date for voting.

Appointing your own proxy

If you want to give your proxy to someone other than the individuals named as proxies on the proxy card, you may cross out the names of those individuals and insert the name of the individual you are authorizing to vote. Either you or that authorized individual must present the proxy card at the Annual Meeting to vote.

Proxy solicitation

We are soliciting this proxy on behalf of our Board of Directors and will bear the solicitation expenses. We are making this solicitation by mail but we may also solicit by telephone, e-mail or in person. We have hired Georgeson LLC, 1290 Avenue of the Americas, New York, NY 10104, for a fee of $20,000, plus out-of-pocket expenses, to provide customary assistance to us in the solicitation. We will reimburse banks, brokerage houses and other institutions, nominees and fiduciaries, if they so request, for their expenses in forwarding proxy materials to beneficial owners.

Householding

Under SEC rules, a single set of annual reports and proxy statements may be sent to any household at which two or more of our stockholders reside if they appear to be members of the same family. Each stockholder continues to receive a separate proxy card. This procedure, referred to as "householding," reduces the volume of duplicate information stockholders receive, conserves natural resources and reduces mailing and printing expenses for the Company. Nominees with accountholders who are stockholders may be householding our proxy materials. As indicated in the notice previously provided by these nominees to our stockholders, a single annual report and proxy statement will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from an affected stockholder. Once you have received notice from your nominee that it will be householding communications to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate annual report and proxy statement, please notify your nominee so that separate copies may be delivered to you. Beneficial owners who currently receive multiple copies of the annual report and proxy statement at their address who would prefer that their communications be householded should contact their nominee. Stockholders of record who currently receive multiple copies of the annual report and proxy statement at their address who would prefer that their communications be householded, or stockholders of record who are currently participating in householding and would prefer to receive separate copies of our proxy materials, should contact our transfer agent, Wells Fargo Shareowner Services, by writing to P.O. Box 64874, St. Paul, MN 55164-0874; by calling toll-free, 877-287-7526; or by e-mailing to stocktransfer@wellsfargo.com.

Quorum Requirement

A quorum of stockholders is necessary to hold a valid meeting. The presence in person or by proxy at the Annual Meeting of holders of shares representing a majority of shares entitled to vote constitutes a quorum. Abstentions and broker "non-votes" are counted as present for establishing a quorum. A broker non-vote occurs on an item when a broker is not permitted to vote on that item absent instruction from the beneficial owner of the shares and no instruction is given.

Vote Necessary to Approve Proposals

Item 1: Election of directors	Each director is elected by a majority of the votes cast with respect to that director's election (at a meeting for the election of directors at which a quorum is present) by the holders of shares of common stock present in person or by proxy at the meeting and entitled to vote.
	A "majority of votes cast" means that the number of votes "for" a director's election must exceed 50% of the votes cast with respect to that director's election. Votes "against" a director's election will count as a vote cast, but "abstentions" and "broker non-votes" will not count as a vote cast with respect to that director's election and will have no effect.
All other items	For Items 2, 3, 4 and 5, approval is by affirmative vote (at a meeting at which a quorum is present) of a majority of the votes represented by the shares of common stock present at the meeting in person or by proxy and entitled to vote. Abstentions are counted as shares present or represented and voting and have the effect of a vote against. Broker non-votes are not counted as shares present or represented and voting and have no effect on the vote.

Broker Voting

Under NYSE rules, if the record holder of your shares (usually a nominee) holds your shares in its name, your nominee is permitted to vote your shares on Item 2, Ratification of Auditors, in its discretion, even if it does not receive voting instructions from you. On all other Items, your nominee is not permitted to vote your shares without your instructions and uninstructed shares are considered broker non-votes.

STOCKHOLDER PROPOSALS AND OTHER BUSINESS FOR OUR ANNUAL MEETING IN 2017

If you want to submit a proposal for possible inclusion in our proxy statement for the 2017 Annual Meeting of Stockholders, you must ensure your proposal is received by us on or before December 9, 2016 and is otherwise in compliance with the requirements of SEC rules.

Under our new proxy access by-law, if a stockholder (or a group of up to 20 stockholders) who has owned at least 3% of our shares for at least three years and has complied with the other requirements set forth in the Company's by-laws wants us to include director nominees (up to the greater of two nominees or 20% of the Board) in our proxy statement for the 2017 Annual Meeting of Stockholders, the nominations must be received by our Corporate Secretary and must arrive at the Company in a timely manner, between 120 and 150 days prior to the anniversary of the date our proxy statement was first sent to stockholders in connection with our last annual meeting, which would be no earlier than November 9 and no later than December 9, 2016.

In addition, if a stockholder would like to present business at an annual meeting of stockholders that is not to be included in our proxy statement, the stockholder must provide notice to the Company as provided in its by-laws. Such notice must be addressed to our Corporate Secretary and must arrive at the Company in a timely manner, between 90 and 120 days prior to the anniversary of our last annual meeting, which would be no earlier than January 19 and February 18, 2017. Under our by-laws, any stockholder notice for presenting business at a meeting must include, among other things (1) the name and address, as they appear in our books, of the stockholder giving the notice, (2) the class and number of shares that are beneficially owned by the stockholder (including information concerning derivative ownership and other arrangements concerning our stock), (3) a brief description of the business to be brought before the meeting and the reasons for conducting such business at the meeting, and (4) any material interest of the stockholder in such business. See "Selecting Our Directors – Director Nominations" for a description of the information required for director nominations.

OTHER MATTERS

We do not know of any matters to be acted upon at the Annual Meeting other than those discussed in this proxy statement. If any other matter is presented, your proxy will vote on the matter in his best judgment.

April 8, 2016

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